Exhibit 99.1

Execution Version

TURQUOISE HILL RESOURCES LTD.

AND

RIO TINTO INTERNATIONAL HOLDINGS LIMITED

AND

RIO TINTO PLC

ARRANGEMENT AGREEMENT

September 5, 2022

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2

1.1	Definitions	2
1.2	Interpretation Not Affected by Headings	15
1.3	Number and Gender	15
1.4	Computation of Time	15
1.5	Currency	15
1.6	Accounting Matters	15
1.7	Knowledge	15
1.8	Statutes	16
1.9	Capitalized Terms	16
1.10	Schedules	16
1.11	Unanimous Approvals	16

ARTICLE 2 THE ARRANGEMENT		16

2.1	Arrangement	16
2.2	Interim Order	16
2.3	Company Meeting	17
2.4	Company Circular and Schedule 13E-3	19
2.5	Final Order	22
2.6	Court Proceedings	23
2.7	Arrangement and Effective Date	23
2.8	Payment of Consideration	24
2.9	Announcement and Shareholder Communications	24
2.10	Withholding Taxes	24
2.11	Guarantee of the Parent	25
2.12	Adjustments to Consideration	25

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY		25

3.1	Representations and Warranties	25
3.2	Limitation and Survival of Representations and Warranties	43

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND THE PARENT		43

4.1	Representations and Warranties	43
4.2	Survival of Representations and Warranties	46

ARTICLE 5 COVENANTS		46

5.1	Covenants of the Company Regarding the Conduct of Business	46
5.2	Mutual Covenants of the Parties Relating to the Arrangement	51
5.3	Covenants of the Company Relating to Employees	52
5.4	Non-Solicitation	52
5.5	Access to Information; Confidentiality	56
5.6	Insurance and Indemnification	57
5.7	Pre-Acquisition Reorganization	58
5.8	Regulatory Approvals	59
5.9	TSX and NYSE Delisting	59

ARTICLE 6 CONDITIONS		59

6.1	Mutual Conditions Precedent	59

6.2	Additional Conditions Precedent to the Obligations of the Purchaser and Parent	60
6.3	Additional Conditions Precedent to the Obligations of the Company	61
6.4	Satisfaction of Conditions	62
6.5	Notice of Breach	62

ARTICLE 7 TERM, TERMINATION, AMENDMENT AND WAIVER		62

7.1	Term	62
7.2	Termination	63
7.3	Expense Reimbursement	65
7.4	Amendment	66
7.5	Waiver	67

ARTICLE 8 GENERAL PROVISIONS		67

8.1	Notices	67
8.2	Governing Law	68
8.3	Injunctive Relief	69
8.4	Time of Essence	69
8.5	Entire Agreement, Binding Effect and Assignment	69
8.6	No Liability	69
8.7	Severability	70
8.8	Waiver of Jury Trial	70
8.9	Third Party Beneficiaries	70
8.10	Counterparts, Execution	70

SCHEDULE A PLAN OF ARRANGEMENT UNDER SECTION 195 OF THE BUSINESS CORPORATIONS ACT (YUKON)		73

SCHEDULE B		85

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of September 5, 2022

BETWEEN:

Rio Tinto plc, a corporation existing under the laws of the United Kingdom (the “Parent”)

- and -

Rio Tinto International Holdings Limited, a company existing under the laws of the United Kingdom (the “Purchaser”)

- and -

Turquoise Hill Resources Ltd., a corporation existing under the laws of the Yukon (the “Company”)

RECITALS:

A.

The Purchaser proposes to acquire all of the issued and outstanding Company Shares that it or any of its affiliates do not already own and that all other equity interests of the Company be cancelled, in each case, in accordance with the Arrangement;

B.	Upon the effectiveness of the Arrangement, Company Shareholders will receive the Consideration for each Company Share they hold;

C.

The Unconflicted Company Board has unanimously determined, after receiving financial and legal advice and following the receipt and review of a unanimous recommendation from the Special Committee and the Valuation, that the Arrangement is in the best interests of the Company, and the Unconflicted Company Board has resolved to recommend that the Company Shareholders (other than the Purchaser and its affiliates) vote in favour of the Arrangement Resolution, all subject to the terms and the conditions contained in this Agreement;

D.

The Purchaser has entered into the Voting Agreements with the Locked-Up Shareholders, pursuant to which each of the Locked-Up Shareholders has agreed to vote their Company Shares in favour of the Arrangement Resolution on the terms and subject to the conditions set forth in the Voting Agreements; and

E.	The parties hereto have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters related to the transaction herein provided for.

THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

Whenever used in this Agreement, the following words and terms have the meanings set out below:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry from any Person or group of Persons (other than the Purchaser or any affiliate of the Purchaser), whether or not in writing and whether or not delivered to the Company Shareholders, relating to: (a) any direct or indirect acquisition, purchase, disposition (or any lease, royalty, joint venture, long-term supply agreement or other arrangement, in each case, having the same economic effect as a sale), through one or more transactions, of (i) the assets of the Company and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of the Company and its Subsidiaries, taken as a whole, or (ii) 20% or more of any voting or equity securities of the Company or 20% or more of any voting or equity securities of any one or more of any of the Company’s Subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole (in each case, determined based upon the most recently publicly available consolidated financial statements of the Company); (b) any direct or indirect take-over bid, tender offer, exchange offer, sale or issuance of securities or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities (including securities convertible into or exercisable or exchangeable for voting or equity securities) of the Company or any of its Subsidiaries; (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other similar transaction or series of transactions involving the Company or any of its Subsidiaries that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities (including securities convertible into or exercisable or exchangeable for voting or equity securities) of the Company or any of its Subsidiaries; or (d) any other similar transaction or series of transactions involving the Company or any of its Subsidiaries;

“affiliate” has the meaning ascribed thereto in NI 45-106, in force as of the date of this Agreement, provided that, for purposes of this Agreement, a reference to an affiliate of the Parent or the Purchaser does not include the Company and its Subsidiaries and a reference to an affiliate of the Company does not include the Parent, the Purchaser or their respective Subsidiaries which are not also Subsidiaries of the Company;

“Agreement” means this arrangement agreement, including all schedules annexed hereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Amended HoA” means the amended and restated Heads of Agreement between the Company and the Purchaser dated as of the date hereof;

“Anti-Corruption Laws” means the Corruption of Foreign Public Officials Act (Canada), the Canadian Criminal Code, the U.S. Foreign Corrupt Practices Act of 1977, and the U.K. Bribery Act, and any other anti-bribery, anticorruption or anti-money laundering laws and similar legislation in other jurisdictions that may be applicable to the Company and its Subsidiaries or its businesses;

“Arrangement” means the arrangement of the Company under Section 195 of the YBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order (with the prior written consent of the Company and the Purchaser, each acting reasonably);

“Arrangement Resolution” means the special resolution of the Company Shareholders approving the Plan of Arrangement which is to be considered at the Company Meeting substantially in the form of Schedule B hereto which is subject to (a) an affirmative vote by the holders of 66 2/3% of the Company Shares voted on the resolution in person or by proxy at the Company Meeting; and (b) an affirmative vote by a majority of the Company Shares held by the minority Company Shareholders (excluding for this purpose the votes attached to Company Shares held or controlled by persons described in items (a) through (d) of Section 8.1(2) of MI 61-101) voted on the resolution in person or by proxy at the Company Meeting;

“ARSHA” means the Amended and Restated Shareholders’ Agreement dated June 8, 2011 among OT LLC, THR Oyu Tolgoi Ltd. (formerly Ivanhoe Oyu Tolgoi (BVI) Ltd.), Oyu Tolgoi Netherlands B.V. and Erdenes MGL LLC;

“Audited Financial Statements” means the audited consolidated financial statements of the Company for the year ending December 31, 2021 including any notes or schedules thereto, the auditor’s report thereon;

“Authorization” means, with respect to any Person, any authorization, Order, permit, approval, grant, licence, concession, registration, consent, right, notification, condition, franchise, privilege, certificate, judgement, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, of, from or required by any Governmental Entity having jurisdiction over the Person;

“Breaching Party” has the meaning ascribed thereto in Section 7.2(b);

“Business Day” means any day, other than a Saturday, a Sunday or any day on which banks are closed or authorized to be closed for business in London, United Kingdom or Montreal, Quebec, provided however that for the purposes of counting the number of Business Days elapsed, each Business Day will be deemed to commence at 9:00 a.m. (Montreal time) and end at 5:00 p.m. (Montreal time) on the applicable day;

“Canadian Securities Laws” means the Securities Act, together with all other applicable securities Laws, rules and regulations and published policies thereunder or under the securities Laws, rules and regulations and published policies thereunder of any other province or territory of Canada;

“Company Benefit Plans” means all health, welfare, dental, vision, sickness, death, life, cafeteria, flexible spending, supplemental unemployment benefit, bonus, change of control, loan, allowance, spending account, profit sharing, insurance, incentive, incentive compensation, or deferred compensation plans, share purchase, share options, share compensation, or other equity-based compensation plans, disability, pension or retirement income or savings plans, vacation or other paid time off, parental leave, severance, employment or individual consulting agreements and any other material employee compensation arrangement or benefit plans, trust, funds, policies, programs, arrangements, or practices which are (a) sponsored, maintained, contributed to or required to be contributed to by the Company or its Subsidiaries (other than OT LLC), or (b) for which the Company or its Subsidiaries (other than OT LLC) has any actual or contingent liability or obligation with respect to any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries (other than OT LLC), excluding Statutory Plans, plans of the Parent or its Subsidiaries of which employees, officers, directors or independent contractors of the Company or any of its Subsidiaries (other than OT LLC) are beneficiaries, and plans for which the Parent or its Subsidiaries has any actual or contingent liability or obligation with respect to any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries (other than OT LLC), but including the Company DSU Plan, the Company PSU Plan and Company RSU Plan;

“Company Board” means the board of directors of the Company as the same is constituted from time to time;

“Company Board Recommendation” has the meaning ascribed thereto in Section 2.4(c);

“Company Change in Recommendation” has the meaning ascribed thereto in Section 7.2(a)(iii)(A);

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time;

“Company Disclosure Letter” means the letter setting out certain disclosure relating to the Company dated the date hereof;

“Company DSU Plan” means the Company’s deferred share unit plan dated July 29, 2021;

“Company DSUs” means outstanding deferred share units granted under the Company DSU Plan;

“Company Exploration Assets” any exploration projects owned by the Company that are not held directly or indirectly by OT LLC;

“Company Material Adverse Effect” means any event, change, occurrence, effect, development, state of facts or circumstances that, individually or in the aggregate with other events, changes, occurrences, effects, developments, states of facts or circumstances has had, or would reasonably be expected to have, a material adverse effect on the business, assets, properties, affairs, projects (including the development thereof), operations, condition (financial or otherwise) or results of operations or liabilities (contingent or otherwise and whether contractual or otherwise) of the Company and its Subsidiaries taken as a whole except any such event, change, occurrence, effect, state of facts or circumstances resulting from or arising in connection with:

(a)	any change, development or condition generally affecting the mining industry;

(b)	any change in the price of copper or gold;

(c)	any change in global, national or regional political conditions (including any temporary facility takeover for emergency purposes, outbreak of hostilities or war or acts of terrorism or any escalation);

(d)	any earthquake, flood or other natural disaster;

(e)

any epidemic, pandemic or general outbreaks of illness (including COVID-19 and its continuing effect on working restrictions and the local, national and global economy) or any worsening of the foregoing;

(f)

any change in general economic, business, banking, regulatory, political or market conditions or in financial, credit, currency, commodities or securities markets in Canada, the United States or globally;

(g)	any change in applicable generally acceptable accounting principles, including IFRS, after the date of this Agreement;

(h)	any fluctuations in currency exchange, interest or inflation rates;

(i)

any change in applicable Laws after the date of this Agreement (provided that this clause (i) shall not apply with respect to any representation or warranty the purpose of which is to address compliance with applicable Laws);

(j)	the execution, announcement and pendency of this Agreement or the consummation of the transactions contemplated hereby;

(k)	the matters listed in Section 1.1 – Company Material Adverse Effect of the Company Disclosure Letter;

(l)	any change in the business, finances or affairs of OT LLC caused by the actions or inactions of the Manager in its capacity as such;

(m)

the actions or inactions expressly required by this Agreement or that are taken (or omitted to be taken) with the prior written consent of the Purchaser or mandated by the Manager, Technical Committee or Operating Committee (provided, that this clause (m) shall not apply with respect to any representation or warranty the purpose of which is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement or the performance of obligations under this Agreement);

(n)

any change in the market price or trading volume of any securities of the Company (it being understood that the causes underlying such changes in market price or trading volume may be taken into account, to the extent permitted by this Agreement, in determining whether a Company Material Adverse Effect has occurred); or

(o)

the failure, in and of itself, of the Company to meet any internal, published or public projections, forecasts, guidance or estimates, including of revenues, earnings, cash flows or other financial operating metrics before, on or after the date of this Agreement (it being understood that the causes underlying such failure may be taken into account, to the extent not referred to in paragraphs (a) to (m) above, in determining whether a Company Material Adverse Effect has occurred);

provided, however, that paragraphs (a) to and including (i) above do not apply to the extent that any such event, change, occurrence, effect, development, state of facts or circumstances disproportionately adversely affect the Company and its Subsidiaries, taken as a whole, compared to other mining companies primarily operating in the copper sector;

“Company Material Contract” means in respect of the Company or any of its Subsidiaries (other than OT LLC), any Contract:

(a)	that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Company Material Adverse Effect;

(b)

regarding the sale or the acquisition of a Person or business, whether in the form of an asset purchase, merger, consolidation or otherwise, with a purchase price in excess of US$5,000,000 that has been entered into since September 1, 2020 or under which one or more of the parties has material ongoing obligations including executory indemnification, earn-out or other liabilities;

(c)

that is a lease, sublease, license or right of way or occupancy agreement for Company Real Property, Company Surface Rights or Company Mineral Rights which is material to the business of the Company and its Subsidiaries, taken as a whole;

(d)

that provides for the establishment of, investment in or formation of any partnership or joint venture with any Person in which the interest of the Company or any of its Subsidiaries exceeds US$5,000,000;

(e)

relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset of the Company or any of its Subsidiaries, in each case relating to indebtedness in excess of US$5,000,000;

(f)	relating to any future offering or issuance of securities of the Company;

(g)

restricting the incurrence of indebtedness by the Company or any of its Subsidiaries or (including by requiring the granting of an equal and rateable Lien) the incurrence of any licenses on any properties of assets of the Company or any of its Subsidiaries;

(h)

under which the Company or any of its Subsidiaries is obligated to make or expects to receive payments in excess of US$5,000,000 in any 12-month period or US$5,000,000 over the remaining term of the contract;

(i)

that provides for the supply of essential infrastructure, goods or services (including electricity supply, transmission, fuel, and transportation) or right of first refusal or “most favoured nation” obligation in favour of another Person;

(j)	that creates an exclusive dealing arrangement (including exclusive sales, agency and distribution agreements) or right of first offer;

(k)	that purports to limit or restrict the Company or any of its affiliates in any material respect from engaging in any line of business or in any geographic area;

(l)	under which the Company has granted any Person registration rights (including demand and piggy-back registration rights);

(m)	providing for contractual severance or change of control payments; or

(n)

that limits or restricts (A) the ability of the Company or any of its Subsidiaries to engage in any business activity or carry on business or acquire an interest in real property or minerals in any geographic area, or (B) the scope of Persons to whom the Company or any of its Subsidiaries may sell products or deliver services;

provided, however, that Company Material Contract shall not include (i) any Contract to which Purchaser or any of its affiliates is a party; or (ii) any agreement or joint venture entered into with Entrée Resources Ltd.

“Company Meeting” means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Company Mineral Rights” means all mineral interests and rights (including any mineral claims, mining claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of Laws or otherwise) held by the Company or its Subsidiaries in respect of the Company Exploration Assets;

“Company PSU Plan” means the Company’s performance share unit plan dated July 29, 2021;

“Company PSUs” means outstanding performance share units granted under the Company PSU Plan;

“Company Public Documents” means all forms, reports, schedules, statements and other documents which are publicly filed by the Company on SEDAR since December 31, 2018, whether or not pursuant to Canadian Securities Laws, or publicly filed with or furnished by the Company to the SEC on EDGAR since December 31, 2018, whether or not pursuant to U.S. Securities Laws;

“Company Real Property” means all real property leased, subleased or owned by the Company or any of its Subsidiaries in connection with the operation of the Company’s or such Subsidiary’s business as it is now being conducted;

“Company Reimbursement Event” has the meaning ascribed thereto in Section 7.3(c);

“Company RSU Plan” means the Company’s restricted share unit plan dated July 29, 2021;

“Company RSUs” means outstanding restricted stock units granted under the Company RSU Plan;

“Company Shareholder Approval” means the approval of the Arrangement Resolution by the Company Shareholders at the Company Meeting in accordance with Section 2.2(b);

“Company Shareholders” means the registered and/or beneficial holders of Company Shares;

“Company Shares” means the common shares in the authorized share capital of the Company;

“Company Surface Rights” means all licenses of occupation and other surface access rights held by the Company or its Subsidiaries in respect of the Company Exploration Assets;

“Consideration” means $43.00 in cash per Company Share;

“Contract” means any written or oral contract, agreement, license, franchise, lease, arrangement, commitment, joint venture, partnership or other right or obligation to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or to which any of their respective properties or assets is subject;

“Court” means the Supreme Court of Yukon or other competent court, as applicable;

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions, mutations or variances thereof;

“COVID-19 Measures” means (a) measures undertaken by the Company or its Subsidiaries to comply with any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, curfew, shut down, closure, sequester, travel restrictions issued by any Governmental Entity, or any other public health directives, guidelines or recommendations; and (b) other commercially reasonable business practices adopted by the Company or its Subsidiaries, in each case in connection with or in response to COVID-19;

“Depositary” means TSX Trust Company;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“Effective Date” means the date on which the Arrangement becomes effective, as set out in Section 2.7;

“Effective Time” means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement;

“ETA” means Part IX of the Excise Tax Act (Canada);

“Expense Reimbursement Amount” has the meaning ascribed thereto in Section 7.3(b);

“Fairness Opinions” has the meaning ascribed thereto in Section 3.1(ff);

“Final Order” means the final order of the Court in a form acceptable to the Purchaser and the Company, each acting reasonably, pursuant to Section 195 of the YBCA approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of both the Purchaser and the Company, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such amendment is acceptable to both the Purchaser and the Company, each acting reasonably);

“Financial Advisor” has the meaning ascribed thereto in Section 3.1(ff);

“Financial Statements” means together, the Audited Financial Statements and the Interim Financial Statements;

“Governmental Entity” means: (a) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, minister, ministry, bureau, agency or instrumentality, domestic or foreign; (b) any stock exchange, including the TSX and NYSE, as applicable; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

“GST” means all Taxes payable under the ETA (including, for greater certainty, harmonized sales tax) or under any provincial legislation similar to the ETA, and any reference to a specific provision of the ETA or any such provincial legislation shall refer to any analogous or successor provision thereto of like or similar effect;

“IFRS” means generally accepted accounting principles in Canada from time to time including, for the avoidance of doubt, the standards prescribed in Part I of the CPA Canada Handbook - Accounting (International Financial Reporting Standards) as the same may be amended, supplemented or replaced from time to time;

“including” means including without limitation, and “include” and “includes” have a corresponding meaning;

“Interim Financial Statements” means the condensed interim consolidated financial statements for the six month period ended June 30, 2022 including any notes or schedules thereto;

“Interim Order” means the interim order of the Court contemplated by Section 2.2 of this Agreement and made pursuant to the YBCA in a form acceptable to both the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably);

“Intervening Event” means any event, change, effect, development, occurrence, state of fact or circumstance with respect to the Company and its Subsidiaries, taken as a whole, that (i) is neither known, nor reasonably foreseeable by (or, if known or reasonably foreseeable, the consequences or the probability or magnitude of such consequences were not known to, or reasonably foreseeable by), the Special Committee as of or prior to the execution and delivery of this Agreement, (ii) first occurs, arises or becomes known to the Special Committee after the execution and delivery of this Agreement and on or prior to obtaining the Company Shareholder Approval and (iii) has had, or would reasonably be expected to have, a material positive effect on the business, assets, properties, affairs, projects (including the development thereof), operations, condition (financial or otherwise) or results of operations or liabilities (contingent or otherwise and whether contractual or otherwise) of the Company and its Subsidiaries, taken as a whole; provided, however, that any event, change, effect, development, occurrence, state of fact or circumstance resulting from or arising in connection with or related to (A) any Acquisition Proposal or any inquiry or communications or announcements or matters relating thereto, (B) the execution, announcement or pendency of this Agreement or the Arrangement or the consummation of the transactions contemplated hereby, (C) any action taken (or omitted to be taken) by the Company or any of its Subsidiaries or the Purchaser or any of its affiliates that is required to be taken (or omitted to be taken) pursuant to this Agreement or any other agreement between or among any such persons, (D) any action that is taken (or omitted to be taken) by the Company or any of its Subsidiaries at the written request, or with the prior written consent, of the

Purchaser, (E) a breach of this Agreement by the Company, (F) the Company meeting or exceeding any internal or public projections, forecasts, guidance or estimates, including of revenues, earnings, cash flows, production and other financial and operational metrics (it being understood that the facts or circumstances giving rise or contributing to meeting or exceeding any such items to the extent not otherwise excluded may be taken into account in determining if an Intervening Event has occurred), (G) any change in the market price or trading volume or holders of any securities of the Company (it being understood that the facts or circumstances giving rise or contributing to such change in market price or trading volume to the extent not otherwise excluded from being an Intervening Event may be taken into account in determining if an Intervening Event has occurred), (H) any change in the price of or market for copper or gold, (I) any fluctuations in currency exchange, interest or inflation rates, (J) any change in applicable generally acceptable accounting principles, including IFRS, after the date of this Agreement, (K) any change in applicable Laws after the date of this Agreement or (L) any announcements, reports, proposals or communications by or with the shareholders of the Company, analysts or proxy advisory services, shall not, individually or in the aggregate, constitute an Intervening Event;

“Intervening Event Notice” has the meaning ascribed thereto in Section 5.4(g);

“Intervening Event Period” has the meaning ascribed thereto in Section 5.4(g);

“Law” or “Laws” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, by-laws, statutes, codes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees, codes, constitutions or other similar requirements, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is biding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended, and, for greater certainty, includes the terms and conditions of any Authorization of or from any Governmental Entity, Canadian Securities Laws, and U.S. Securities Laws;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Locked-Up Shareholders” means certain directors and senior officers of the Company who have entered into Voting Agreements;

“Manager” means Rio Tinto OT Management Limited, a Subsidiary of the Parent, and manager of Oyu Tolgoi LLC;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“misrepresentation” has the meaning ascribed thereto in the Securities Act;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NI 45-106” means National Instrument 45-106 – Prospectus Exemptions;

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings;

“NYSE” means the New York Stock Exchange;

“Operating Committee” means the operating committee comprised of two nominees of the Purchaser (with one such nominee acting as chair) and two nominees of the Company;

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, settlements, stipulations, or decrees of any Governmental Entity (in each case, whether temporary, preliminary or permanent);

“OT LLC” means Oyu Tolgoi LLC;

“Outside Date” means January 31, 2023, or such later date as may be agreed to in writing by the Parties;

“Parent 13E-3 Information” has the meaning ascribed thereto in Section 2.4(b);

“Parties” means the Company, the Purchaser, and Parent and “Party” means any one of them, as the context requires;

“Permitted Liens” means, in respect of the Company or any of its Subsidiaries, any one or more of the following:

(a)

Liens for Taxes or charges for electricity, gas, power, water and other utilities not at the time due and payable or otherwise contested in good faith or for which adequate reserves have been established;

(b)

restrictions, land use contracts, rent charges, building schemes, declarations of covenants, conditions and restrictions, servicing agreements, or other registered agreements or instruments in favour of any Governmental Entity, easements, rights-of-way, servitudes, or other similar rights in or with respect to Company Real Property, Company Surface Rights or Company Mineral Rights granted to or reserved by other persons or properties, which individually or in the aggregate do not materially impair the use of or the operation of the business of the Company or any of its Subsidiaries or the property subject thereto and provided that same have been complied with;

(c)

inchoate or statutory Liens or privileges imposed by Law such as contractors, subcontractors, carriers, warehousemen’s, mechanics, builder’s, workers, suppliers, and materialmen’s and others in respect of the construction, maintenance, repair or operation of real or personal property;

(d)

any security given to a public or private utility or other service provider or any other Governmental Entity when required by such utility or other Governmental Entity in connection with the operations of such person in the ordinary course of its business, but only to the extent relating to costs and expenses for which payment is not due;

(e)

municipal by-laws, regulations, ordinances, zoning law, building or land use restrictions and other limitations imposed by any Governmental Entity having jurisdiction over real property and any other restrictions affecting or controlling the use, marketability or development of real property;

(f)

any right reserved to or vested in any Governmental Entity by the terms of any permit, licence, certificate, order, grant, classification (including any zoning laws and ordinances and similar legal requirements), registration or other consent, approval or authorization acquired by such person from any Governmental Entity or by any Law, to terminate any such permit, licence, certificate, order, grant, classification, registration or other consent, approval or authorization or to require annual or other payments as a condition to the continuance thereof and which in the aggregate do not materially impair the use of or the operation of the business of the Company or any of its Subsidiaries or the property subject thereto;

(g)

the reservations, exceptions, limitations, provisos and conditions, if any, expressed in any grants from any Governmental Entity of any owned, leased or licenced Company Real Property, Company Surface Rights or Company Mineral Rights;

(h)

any minor encroachments by any structure located on the Company Real Property, Company Surface Rights or Company Mineral Rights onto any adjoining lands and any minor encroachment by any structure located on adjoining lands onto the Company Real Property, Company Surface Rights or Company Mineral Rights that do not materially adversely affect the use of the Company Real Property, Company Surface Rights or Company Mineral Rights or otherwise materially impair business operations at the affected properties;

(i)

such other immaterial imperfections or immaterial irregularities of title or Lien that, in each case, do not materially adversely affect the use of the Company Real Property, Company Surface Rights or Company Mineral Rights or assets subject thereto or otherwise materially adversely impair business operations of such properties;

(j)	purchase money liens and liens securing rental payments under capital lease arrangements; and

(k)	Liens as listed and described in Section 1.1 of the Company Disclosure Letter;

“Person” includes any individual, corporation, limited liability company, unlimited liability company, partnership, limited partnership, limited liability partnership, firm, joint venture, syndicate, capital venture fund, trust, association, body corporate, trustee, executor, administrator, legal representative, estate, government (including any Governmental Entity) and any other form of entity or organization, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement of the Company, substantially in the form of Schedule A hereto, and any amendments or variations thereto made in accordance with this Agreement and the Plan of Arrangement or upon the direction of the Court (with the prior written consent of the Company and the Purchaser, each acting reasonably) in the Final Order;

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in Section 5.7(a);

“Proceeding” means any suit, claim, action, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or investigation commenced, brought, conducted or heard by or before, any court or other Governmental Entity;

“Public Official” has the meaning ascribed thereto in Section 3.1(bb);

“Purchaser Reimbursement Event” has the meaning ascribed thereto in Section 7.3(e);

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals of, registration and filing with, Governmental Entities, or the expiry, waiver or termination of any waiting period imposed by Law or any Governmental Entity, in each case, necessary to proceed with the transactions contemplated by this Agreement and the Plan of Arrangement.

“Representatives” has the meaning ascribed thereto under Section 5.4(a);

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002;

“Schedule 13E-3” means a Schedule 13E-3 transaction statement under Section 13(e) of the U.S. Exchange Act and Rule 13E-3 thereunder, together with any amendments thereof or supplements thereto;

“SEC” means the U.S. Securities and Exchange Commission;

“Securities Act” means the Securities Act (Québec) and the rules, regulations and published policies made thereunder;

“Securities Authorities” means the applicable securities commission or securities regulatory authority of a province or territory of Canada, the SEC and any securities regulatory authority of a state of the United States;

“Securities Laws” means Canadian Securities Laws and U.S. Securities Laws;

“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained on behalf of the Canadian Securities Administrators;

“Special Committee” means the special committee of independent directors of the Company Board;

“Statutory Plans” means statutory benefit plans which the Company and any of its Subsidiaries are required to participate in or comply with, including any benefit plan administered by any federal, provincial or state Governmental Entity and any benefit plans administered pursuant to applicable health, Tax, workplace safety insurance, and employment insurance Laws;

“Subsidiary” has the meaning ascribed thereto in the NI 45-106, in force as of the date of this Agreement;

“Tax” or “Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any Governmental Entity (whether foreign or domestic), whether computed on a separate, consolidated, unitary, combined or other basis, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, employment insurance premiums, unemployment insurance, social insurance taxes, Canada Pension Plan contributions, sales, use and goods and services taxes, GST, value added taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, environmental taxes, capital taxes, production taxes, recapture, withholding taxes, employee health taxes, surtaxes, customs, import and export taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing; (ii) any fine, penalty, interest or addition to amounts described in (i), (iii) or (iv); (iii) any tax imposed, assessed, or collected or payable pursuant to any tax-sharing agreement or any other contract relating to the sharing, an indemnity or payment of or for any such tax, levy, assessment, tariff, duty, deficiency, or fee; and (iv) any liability for any of the foregoing as a transferee, successor, guarantor, or by contract, by statute or by operation of Law;

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended;

“Tax Planning” includes determining cost basis, paid-up capital, fair market value, surplus balances and other attributes relevant for the purposes of the Tax Act or any other applicable Law;

“Tax Returns” means any and all returns, reports, declarations, elections, designations, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, filed or required to be filed with a Governmental Entity in respect of Taxes;

“Technical Committee” means the technical committee established with respect to the Oyu Tolgoi project which consists of two members of the Purchaser, two members of the Company and a chair appointed by the Purchaser;

“Terminating Party” has the meaning ascribed thereto in Section 7.2(b);

“Termination Notice” has the meaning ascribed thereto in Section 7.2(b);

“Third Party Beneficiaries” has the meaning ascribed thereto in Section 8.9;

“TSX” means the Toronto Stock Exchange;

“Unconflicted Company Board” means the Company Board, with Alfred P. Grigg, Stephen Jones and any other director who has interests that present actual or potential conflicts of interest in connection with the Arrangement abstaining from voting on any resolution, approval or recommendation in connection with the Arrangement;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934;

“U.S. Securities Act” means the United States Securities Act of 1933;

“U.S. Securities Laws” means the U.S. Exchange Act, the U.S. Securities Act, the Sarbanes-Oxley Act, and all other federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as well as the rules, regulations, policies and orders of the NYSE;

“YBCA” means the Business Corporations Act (Yukon), and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Valuator” means TD Securities Inc., the independent valuator selected by the Special Committee to prepare the Valuation;

“Valuation” means the formal valuation of the Company Shares provided by the Valuator in accordance with the requirements of MI 61-101;

“Voting Agreements” means the voting agreements dated the date hereof and made between the Purchaser and the Locked-Up Shareholders setting forth the terms and conditions on which the Locked-Up Shareholders have agreed to vote their Company Shares in favour of the Arrangement Resolution; and

“Voting Debt” has the meaning ascribed thereto in Section 3.1(i)(ii).

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender shall include all genders.

1.4	Computation of Time

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.6	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of the Company shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature in respect of the Company required to be made shall be made in accordance with IFRS consistently applied.

1.7	Knowledge

In this Agreement, references to “the knowledge of the Company” means the actual knowledge of the interim Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer and the Chief Legal Officer.

1.8	Statutes

In this Agreement, any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

1.9	Capitalized Terms

Unless otherwise expressly provided therein, all capitalized terms used in any Schedule or in the Company Disclosure Letter have the meanings ascribed to them in this Agreement.

1.10	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule	A - Form of Plan of Arrangement
Schedule	B - Form of Arrangement Resolution

1.11	Unanimous Approvals

References to any act of the Company Board or the Special Committee being unanimous or requiring unanimity excludes, as applicable, any director who (a) did not vote on the approval of the matter, having disclosed in writing the nature and extent of his or her potential interest in the matter, or (b) the majority of the Company Board determines, acting in good faith, is not independent or has a conflict in respect of the subject matter thereof.

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement

The Company and the Purchaser agree that the Arrangement will be implemented in accordance with the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

2.2	Interim Order

As soon as reasonably practicable following the execution of this Agreement, the Company shall apply to the Court in a manner acceptable to the Purchaser, acting reasonably, pursuant to Section 195 of the YBCA and prepare, file and diligently pursue an application to the Court for the Interim Order, which shall provide, among other things:

(a)	for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b)

that the requisite approval for the Arrangement Resolution shall be (i) at least 66 2⁄3% of the votes cast on the Arrangement Resolution by the Company Shareholders present or represented by proxy at the Company Meeting and (ii) a majority of the votes cast on the Arrangement Resolution by the Company Shareholders present or represented by proxy at the Company Meeting, excluding for this purpose the votes cast in respect of Company Shares held or controlled by persons described in items (a) through (d) of Section 8.1(2) of MI 61-101;

(c)

that the Company Meeting be held as a hybrid shareholder meeting and that Company Shareholders who participate in the Company Meeting by virtual means will be deemed to be present at the Company Meeting;

(d)	that the Company Meeting may be adjourned or postponed from time to time by the Company Board subject to the terms of this Agreement without the need for additional approval of the Court;

(e)	that the record date for the Company Shareholders entitled to notice of and to vote at the Company Meeting will not change in respect of any adjournment(s) or postponement(s) of the Company Meeting;

(f)

that, in all other respects, other than as ordered by the Court, the terms, conditions and restrictions of the constating documents of the Company, including quorum requirements and other matters, shall apply in respect of the Company Meeting;

(g)	for the grant of the Dissent Rights to registered holders of Company Shares as set forth in the Plan of Arrangement;

(h)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(i)	confirmation of the record date for the purposes of determining the Company Shareholders entitled to receive meeting materials and vote at the Company Meeting;

(j)

that the deadline for the submission of proxies by Company Shareholders for the Company Meeting shall be 48 hours (excluding Saturdays, Sundays and statutory holidays in the Yukon) prior to the Company Meeting, subject to waiver by the Company in accordance with the terms of this Agreement; and

(k)

for such other matters as the Purchaser or the Company may reasonably require, subject to obtaining the prior written consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed.

2.3	Company Meeting

Subject to the terms of this Agreement and (except in respect of Section 2.3(b)) receipt of the Interim Order, the Company shall:

(a)

convene and conduct the Company Meeting in accordance with its constating documents, the Interim Order and applicable Laws, as soon as reasonably practicable, and in any event on or before November 1, 2022, subject to adjournment to the extent required pursuant to Section 2.3;

(b)

in consultation with the Purchaser, fix and publish a record date for the purposes of determining the Company Shareholders entitled to receive notice of and vote at the Company Meeting and give notice to the Purchaser of the Company Meeting;

(c)	allow the Purchaser’s representatives and legal counsel to attend the Company Meeting (including by virtual means);

(d)	not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Company Meeting without the Purchaser’s prior written consent, except:

(i)

as required for quorum purposes (in which case the meeting shall be adjourned and not cancelled), by Law, by a Governmental Entity or by a valid Company Shareholder action (which action is not solicited or proposed by the Company or the Company Board);

(ii)	as expressly permitted under Section 5.4(h);

(iii)	as requested by the Purchaser, an adjournment of not more than ten Business Days in the aggregate for the purposes of attempting to solicit proxies to obtain the Company Shareholder Approval; and

(iv)

in the event that the Company or the Purchaser reasonably determines that (i) the Circular or the Schedule 13E-3 contains any untrue statement of material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they are made, not misleading or (ii) such adjournment is necessary or appropriate to address material comments of any Securities Authority on the Company Circular or the Schedule 13E-3; provided that the Company and the Purchaser agree to cooperate with one another to make any necessary modifications to the Company Circular or the Schedule 13E-3 and/or address the comments of the applicable Securities Authority as expeditiously as reasonably practicable;

(e)

unless the Company Board has made the Company Change in Recommendation in accordance with the applicable provisions of this Agreement, use commercially reasonable efforts to solicit proxies in favour of the Arrangement Resolution and against any resolution submitted by any Company Shareholder that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by the Purchaser, promptly reaffirm the Company Board Recommendation by press release, and at the expense of the Purchaser, use the services of proxy solicitation firms mutually agreed to by the Purchaser and the Company to solicit proxies in favour of the approval of the Arrangement Resolution;

(f)

provide the Purchaser with copies of and access to information regarding the Company Meeting generated by any proxy solicitation services firm engaged by the Company, as requested from time to time by the Purchaser;

(g)

promptly advise the Purchaser as frequently as the Purchaser may reasonably request, and at least on a daily basis on each of the last ten Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution and any other information relating to the proxies or Company Meeting reasonably requested by the Purchaser including if any beneficial Company Shareholder appoints itself as a proxy holder for the purposes of the Company Meeting;

(h)

promptly advise the Purchaser of any written or oral communication from any Company Shareholder in opposition to the Arrangement, written notice of dissent or purported exercise by any Company Shareholder of Dissent Rights received by the Company in relation to the Arrangement and any withdrawal of Dissent Rights received by the Company and any written communications sent by or on behalf of the Company to any Company Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement;

(i)	not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of the Purchaser;

(j)

provide the Purchaser with an opportunity to review and comment on any written communication sent by or on behalf of the Company to any Company Shareholder exercising or purporting to exercise Dissent Rights and not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of the Purchaser;

(k)

not change the record date for the Company Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting unless required by Law or the Interim Order, or with the Purchaser’s written consent;

(l)	not, without the prior written consent of the Purchaser, waive the deadline for the submission of proxies by Company Shareholders for the Company Meeting;

(m)	notify the Purchaser if any beneficial holders of Company Shares seek to become registered Company Shareholders by withdrawing their shares from the book-based system; and

(n)

at the reasonable request of the Purchaser from time to time, promptly provide the Purchaser with a list (in both written and electronic form) of: (i) the registered Company Shareholders, together with their addresses and respective holdings of Company Shares; (ii) the names and addresses (to the extent in the Company’s possession or otherwise reasonably obtainable by the Company) and holdings of all Persons having rights issued by the Company to acquire Company Shares; and (iii) participants in book-based systems and non-objecting beneficial owners of Company Shares, together with their addresses and respective holdings of Company Shares. The Company shall from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of the Company Shareholders and lists of holdings and other assistance as the Purchaser may reasonably request.

2.4	Company Circular and Schedule 13E-3

(a)

Subject to the Purchaser’s compliance with Section 2.4(d), the Company shall, in consultation with the Purchaser, (i) as promptly as reasonably practicable following execution of this Agreement, prepare the Company Circular together with any other documents required by applicable Laws in connection with the Company Meeting and (ii) as promptly as reasonably practicable after obtaining the Interim Order file the Company Circular in all jurisdictions where the same is required to be filed and mail the Company Circular to each Company Shareholder and any other Person as required under applicable Laws and by the Interim Order, in each case, using commercially reasonable efforts so as to permit the Company Meeting to be held by the date specified in Section 2.3(a). The Company and the Purchaser shall cooperate to, concurrently with the preparation and filing of the Company Circular, jointly prepare and file with the SEC a Schedule 13E-3 relating to the transactions contemplated by this Agreement.

(b)

On the date of mailing thereof and the date of the Company Meeting, the Company shall ensure that the Company Circular, and the Company and the Purchaser shall cooperate with one another to ensure that the Schedule 13E-3 comply in all material respects with all applicable Laws (including, for the avoidance of doubt, the U.S. Exchange Act) and the Interim Order and contain sufficient detail to permit the Company Shareholders to form a reasoned judgment concerning the matters to be placed before them at the Company Meeting. Without limiting the generality of the foregoing, (i) the Company shall ensure that the Company Circular does not contain any misrepresentation (except that the Company shall not be responsible for any information included in the Company Circular that was furnished by or on behalf of the Parent, Purchaser or their affiliates specifically for purposes of inclusion in the Company Circular); and (ii) the Company and the Purchaser shall cooperate to ensure that the Schedule 13E-3 does not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which are made, not misleading, provided that the Company shall not be responsible for any information included in the Schedule 13E-3 that was furnished in writing by or on behalf of the Parent, the Purchaser or their affiliates (other than the Company and its Subsidiaries) specifically for purposes of inclusion in the Schedule 13E-3 (“Parent 13E-3 Information”) and Purchaser shall not be responsible for any information included in the Schedule 13E-3 that was furnished by or on behalf of the Company or its Subsidiaries specifically for the purposes of inclusion in the Schedule 13E-3.

(c)

The Company Circular and Schedule 13E-3 (including through incorporation of the Company Circular) shall, among other things: (i) include a copy of the Fairness Opinions and the Valuation; (ii) state that the Company Board and the Special Committee have received the Fairness Opinions and Valuation, (iii) a statement that the Special Committee has unanimously, after receiving legal and financial advice, determined that the Arrangement is in the best interests of the Company and recommended that the Company Board approve the Arrangement and recommend that the Company Shareholders (other than the Purchaser and its affiliates) vote in favour of the Arrangement Resolution; (iv) a statement that the Unconflicted Company Board has unanimously determined, after receiving legal and financial advice and the recommendation of the Special Committee, that the Arrangement is fair to the Company Shareholders (other than the Purchaser and its affiliates) and that the Arrangement is in the best interests of the Company; (v) contain the unanimous recommendation of the Unconflicted Company Board to the Company Shareholders (other than the Purchaser and its affiliates) that they vote in favour of the Arrangement Resolution (the “Company Board Recommendation”); (vi) include statements that each of the Locked-Up Shareholders has signed a Voting Agreement, pursuant to which, and subject to the terms thereof, they have agreed to, among other things, vote their Company Shares in favour of the Arrangement Resolution and against any resolutions submitted by any Company Shareholder that is inconsistent with the Arrangement;

(vii) include detailed disclosure in the Company Circular of how to access the Company Meeting electronically, any minimum technology requirements to do so, and a method of seeking help in the event Company Shareholders are having difficulty logging into the Company Meeting; and (viii) include information on how Company Shareholders and proxyholders can vote electronically at the Company Meeting and any limitations on the ability to ask questions.

(d)

The Purchaser shall provide the Company, on a timely basis, with all information regarding the Purchaser and its affiliates as required by applicable Laws for inclusion in the Company Circular or in any amendments or supplements to the Company Circular. In connection with their joint cooperation and preparation of the Schedule 13E-3, the Purchaser and the Company shall each provide the other, on a timely basis, with all information regarding the Company, the Purchaser and their respective affiliates, directors, officers and stockholders, as applicable, as required by applicable Laws for inclusion in the Schedule 13E-3 (which may be included in the Company Circular and incorporated by reference into the Schedule 13E-3). The Parties shall also use their respective commercially reasonable efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial or other expert information required to be included in the Company Circular and Schedule 13E-3 and to the identification in the Company Circular and Schedule 13E-3 of each such advisor.

(e)

The Purchaser and its legal counsel shall be given a reasonable opportunity to review and comment on drafts of the Company Circular and related documents prior to the Company Circular being printed and filed with any Governmental Entity, and reasonable consideration shall be given to any comments made by the Purchaser and its legal counsel, provided that all information describing this Agreement and the Plan of Arrangement and any information relating to the Purchaser and its affiliates included in the Company Circular shall be in form and content approved in writing by the Purchaser, acting reasonably and for greater certainty the Company Circular shall not be printed or filed with any Governmental Entity without such approval. The Company shall provide the Purchaser with final copies of the Company Circular prior to the mailing to the Company Shareholders and filing of the Company Circular with applicable Governmental Entities.

(f)

The Purchaser shall indemnify and save harmless the Company and its Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which the Company or any of its Representatives may be subject or which the Company or any of its Representatives may suffer as a result of, or arising from, any misrepresentation contained in any information included in the Company Circular that was furnished by the Purchaser, its affiliates and their respective Representatives acting on their behalf, in writing, specifically for inclusion in the Company Circular and such information was accurately reflected in the Company Circular by the Company.

(g)

The Company and its legal counsel shall be given a reasonable opportunity to review and comment on drafts of the Schedule 13E-3 and related documents prior to the Schedule 13E-3 being filed with any Governmental Entity, and reasonable consideration shall be given to any comments made by the Company and its legal counsel, provided that all information describing the Arrangement, the transactions contemplated hereby or the Plan of Arrangement and any information relating to the Company and its affiliates included in the Schedule 13E-3 shall be in form and content approved in writing by Company, acting reasonably and for greater certainty the Schedule 13E-3 shall not be filed with any Governmental Entity without such approval.

(h)

The Company shall indemnify and save harmless the Purchaser and its Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which the Purchaser or any of its Representatives may be subject or which the Purchaser or any of its Representatives may suffer as a result of, or arising from, any misrepresentation contained in any information included in the Schedule 13E-3 that was furnished by the Company, its affiliates and their respective Representatives acting on their behalf, in writing, specifically for inclusion in the Schedule 13E-3 and such information was accurately reflected in the Schedule 13E-3 by the Purchaser.

(i)

The Company and the Purchaser shall each promptly notify the other if at any time before the Effective Date either becomes aware that (i) the Company Circular contains a misrepresentation, (ii) the Schedule 13E-3 contains any untrue statement of material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they are made, not misleading, or (iii) the Company Circular or the Schedule 13E-3 otherwise requires an amendment or supplement and, in each case, the Parties shall co-operate in the preparation of any amendment or supplement to the Company Circular or Schedule 13E-3 as required or appropriate, and the Company shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Company Circular or Schedule 13E-3 to the Company Shareholders and, if required by the Court or applicable Laws, file the same with any Governmental Entity and as otherwise required. The Company shall promptly notify the Purchaser, and the Purchaser shall promptly notify the Company, as applicable, of the receipt of all comments from the SEC with respect to the Schedule 13E-3 and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to the other party copies of all correspondence between such party and/or any of its Representatives and the SEC with respect to the Schedule 13E-3, as applicable. Each of the Company and the Purchaser shall provide the Purchaser and the Company, as applicable, and their respective outside legal counsel and other Representatives a reasonable opportunity to participate in any discussions or meetings with the SEC (or portions of any such discussions or meetings that relate to the Schedule 13E-3). The Company and the Purchaser shall use their respective commercially reasonable efforts to promptly provide responses to the SEC with respect to all comments received on the Schedule 13E-3 from the SEC.

2.5	Final Order

If: (a) the Interim Order is obtained; and (b) the Company Shareholder Approval is obtained at the Company Meeting as provided for in the Interim Order and as required by applicable Law, subject to the terms of this Agreement, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 195 of the YBCA as soon as reasonably practicable, but in any event not later than three Business Days after the Company Shareholder Approval is obtained.

2.6	Court Proceedings

Subject to the terms of this Agreement, the Purchaser and the Parent shall cooperate with and assist the Company in seeking the Interim Order and the Final Order, including by providing to the Company, on a timely basis, any information reasonably required to be supplied by the Purchaser or the Parent in connection therewith. The Company shall provide the Purchaser’s legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Subject to applicable Law, the Company shall not file any material with the Court in connection with the Arrangement or serve any such material, and shall not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.6 or with the Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that, nothing herein shall require the Purchaser to agree or consent to any increase in or variation in the form of Consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations, or diminishes or limits the Purchaser’s rights, set forth in any such filed or served materials or under this Agreement or the Arrangement. The Company shall also provide to the Purchaser’s legal counsel on a timely basis, copies of any notice of appearance, evidence or other Court documents served on the Company in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by the Company indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. The Company shall ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, the Company shall not object to the Purchaser’s legal counsel making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that the Company is provided with copies of such written submissions, if any, with reasonably sufficient time prior to the hearing, the Company and the Company’s legal counsel are provided with a reasonable opportunity to review and comment upon the drafts of such submissions and such submissions, if any, are consistent in all material respects with this Agreement and the Plan of Arrangement. The Company shall also oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, the Company is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, the Purchaser.

2.7	Arrangement and Effective Date

(a)

The Company shall file the Articles of Arrangement giving effect to the Arrangement within five Business Days following the satisfaction or waiver of all conditions to completion of the Arrangement set out in Article 6 (excluding any conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to satisfaction or waiver of such conditions, to the extent they may be waived, on the Effective Date) or on such other date as may be agreed upon by the Parties in writing, and the Arrangement shall be effective at the Effective Time on the Effective Date and will have all of the effects provided by applicable Law.

(b)

The closing of the Arrangement will take place by electronic transmission of documents by 8:00 a.m. (Montreal time) on the Effective Date, or at such other time and place as may be agreed to in writing by the Parties.

2.8	Payment of Consideration

The Purchaser will, no later than the Business Day prior to the Effective Date, deposit in escrow with the Depositary (the terms and conditions of such escrow to be satisfactory to the Parties, acting reasonably) sufficient funds to satisfy the aggregate Consideration payable to the Company Shareholders pursuant to the Plan of Arrangement.

2.9	Announcement and Shareholder Communications

The Company shall agree with the Purchaser on the form of press release to be issued by the Company with respect to this Agreement as soon as practicable after its due execution. Except as required by Law, the Purchaser and the Company agree to cooperate in the preparation of presentations, if any, to the Company Shareholders regarding the transactions contemplated by this Agreement. Prior to the Effective Time, each Party shall: (a) not issue any press release or otherwise make public statements with respect to this Agreement or the Arrangement without first consulting the other Party and giving reasonable consideration to any comments made by the other Party; and (b) not make any filing with any Governmental Entity with respect to this Agreement or the Arrangement without the consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed. Each Party shall enable the other Party to review and comment on all such press releases prior to the release thereof, shall enable the other Party to review and comment on such filings prior to the filing thereof and shall consider to incorporate the comments of the other Party in good faith; provided, however, that the foregoing shall be subject to the each Party’s overriding obligation to make any disclosure or filing in accordance with applicable Laws, including Securities Laws, TSX rules and regulations and NYSE rules and regulations and if such disclosure or filing is required and the other Party has not reviewed or commented on the disclosure or filing, the Party making the disclosure or filing shall use commercially reasonable efforts to give prior oral or written notice to the other Party, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing. For the avoidance of doubt, the foregoing shall not prevent any Party from making internal announcements to its employees so long as such statements and announcements to the extent relating to this Agreement or the Arrangement, are limited in content to that was contained in the most recent press releases, public disclosures or public statements made by the Parties with respect to this Agreement or the Arrangement. Notwithstanding the foregoing, (i) the provisions of this Section 2.9 related to the approval or contents of filings with Governmental Entities will not apply with respect to filings in connection with the Company Circular, the Interim Order or the Final Order which are governed by other Sections of this Agreement and (ii) upon a Company Change in Recommendation this Section 2.9 will cease to apply.

2.10	Withholding Taxes

The Purchaser, the Company, the Parent and the Depositary, as applicable, shall be entitled to deduct and withhold, or to direct any Person to deduct and withhold on their behalf, from any consideration or other amounts otherwise payable or otherwise deliverable to any of the Company Shareholders, the holders of Company RSUs, Company PSUs or Company DSUs or any other Person under the Plan of Arrangement or this Agreement such amounts as the Purchaser, the Company, the Parent or the Depositary, as applicable, reasonably determines are required to be deducted or withheld from such consideration or other amount payable under any provision of any Law in respect of Taxes. Any such amounts will be deducted and withheld from the Consideration or such other amount payable pursuant to the Plan of Arrangement or this Agreement, remitted to the relevant Governmental Entity, and treated for all purposes under this Agreement as having been paid to the Company Shareholders, the holders of Company RSUs,

Company PSUs or Company DSUs or any other Person in respect of which such deduction, withholding and remittance was made.

2.11	Guarantee of the Parent

The Parent hereby (a) unconditionally, absolutely and irrevocably guarantees in favour of the Company the due and punctual performance by the Purchaser of each and every of the Purchaser’s covenants, obligations and undertakings under this Agreement and the Plan of Arrangement, including the due and punctual payment of the aggregate Consideration pursuant to the Arrangement, which guarantee will remain in force until all such covenants, obligations and undertakings have been satisfied in full; and (b) agrees to be jointly and severally liable with the Purchaser for the truth, accuracy and completeness of all of the Purchaser’s representations and warranties hereunder. The Parent hereby agrees that its guarantee is continuing in nature and full and unconditional, and no release or extinguishments of the Purchaser’s liabilities (other than in accordance with the terms of this Agreement), whether by decree in any bankruptcy proceeding or otherwise, will affect the continuing validity and enforceability of the Parent’s guarantee. The Parent hereby agrees that the Company shall not have to proceed first against the Purchaser in respect of any such matter before exercising its rights under this guarantee against the Parent and the Parent agrees to be jointly and severally liable with the Purchaser for all guaranteed obligations as if it were the principal obligor of such obligations.

2.12	Adjustments to Consideration

If, between the date of this Agreement and the Effective Time, the Company sets a record date, or otherwise declares, sets aside or pays any dividend or distribution, then: (a) to the extent that the amount of such dividends or distributions per Company Share does not exceed the Consideration, the Consideration shall be reduced by the per Company Share amount of such dividends or distributions and (b) to the extent that the amount of such dividends or distributions per Company Share exceeds the Consideration, the Consideration shall be reduced to zero and such excess amount shall be placed in escrow for the account of the Purchaser or another Person designated by the Purchaser or the Parent.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1	Representations and Warranties

Except as set forth in the Company Disclosure Letter (which disclosure shall apply against any representations and warranties to which it is reasonably apparent on its face the disclosure should relate) or as disclosed in the Company Public Documents (other than any disclosure contained under the headings “Risk Factors” or “Forward-Looking Statements” and any other similar disclosures contained in such documents that are predictive, cautionary or forward-looking in nature), the Company hereby represents and warrants to the Purchaser and the Parent the representations and warranties set forth in this Section 3.1 as of the date hereof and as of the Effective Date and acknowledges that the Purchaser and the Parent are relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the transactions contemplated herein:

(a)

Organization. The Company is duly organized and validly existing under the YBCA and has full corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. The Company is duly qualified or licensed to do business and in good standing in each jurisdiction where such qualification or licensing is necessary.

(b)

Authorization; Validity of Agreement; Company Action. The Company has all necessary corporate power and authority to execute and deliver this Agreement and the agreements and other documents to be entered into by it hereunder, to perform its obligations hereunder and thereunder and, subject to obtaining the Company Shareholder Approval in the manner required by the Interim Order and approval of the Court, to consummate the transactions contemplated hereunder and thereunder. The execution, delivery and performance by the Company of this Agreement and the agreements and other documents to be entered into by it hereunder and the consummation by the Company of the transactions contemplated hereunder (including the Arrangement) and thereunder, have been duly and validly authorized by the Company Board, and no other corporate proceeding on the part of the Company is necessary in connection therewith, other than obtaining the approval by the Company Board of the Company Circular and the Company Shareholder Approval in the manner required by the Interim Order and approval by the Court. This Agreement has been duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery of this Agreement by the Purchaser and the Parent, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)

Board Approvals. The Unconflicted Company Board, at a meeting duly called and held and after receiving financial and legal advice and following the receipt and review of a unanimous recommendation from the Special Committee to approve the Arrangement, has unanimously (i) determined that the Arrangement is fair to Company Shareholders (other than the Purchaser and its affiliates) and in the best interests of the Company; (ii) approved this Agreement, the Arrangement and the other transactions contemplated by this Agreement in all respects; (iii) made the Company Board Recommendation; and (iv) directed that the approval of the Arrangement Resolution be submitted for the consideration of the Company Shareholders at the Company Meeting. As of the date hereof, none of the aforesaid actions by the Company Board has been amended, rescinded or modified.

(d)

No Violations. Except as disclosed in Section 3.1(d) of the Company Disclosure Letter, the execution and delivery by the Company of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(i)	violate, conflict with or result in a breach of:

(A)	any provision of the articles, by-laws or other comparable constating documents of the Company or any of its Subsidiaries;

(B)	any Company Material Contract or Authorization to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; or

(C)	any Law to which the Company or any of its Subsidiaries is subject or by which the Company or any of its Subsidiaries is bound; or

(ii)

give rise to any right of termination, allow any Person to exercise any rights, or cause or permit the termination, cancellation, acceleration or other change of any material right or material obligation or the loss of any material benefit to which the Company is entitled, under any Company Material Contract or Authorization to which the Company or any of its Subsidiaries is a party.

(e)

Consents and Approvals. Other than the Regulatory Approvals, the Interim Order and the Final Order, no Authorization of, or other action by or in respect of, or filing, recording, registering or publication with, any Governmental Entity is necessary on the part of the Company or any of its Subsidiaries for the consummation by the Company of its obligations in connection with the Arrangement under this Agreement or for the completion of the Arrangement, except for such Authorizations and filings as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of the Company to consummate the Arrangement.

(f)	Subsidiaries.

(i)

All of the Company’s Subsidiaries or interests (whether registered or beneficial) in any Person are set forth in Section 3.1(f)(i) of the Company Disclosure Letter. The following information with respect to each Subsidiary of the Company is accurately set out in Section 3.1(f)(i) of the Company Disclosure Letter: (A) its name; (B) the number, type and principal amount, as applicable, of its outstanding equity securities or other equity interests and a list of registered holders of capital stock or other equity interests; (C) its jurisdiction of incorporation, organization or formation; and (D) the names of all directors and officers. The Company does not otherwise own, directly or indirectly, any capital stock or other equity securities of any Person or have any direct or indirect equity or ownership interest in any business.

(ii)

Each Subsidiary of the Company is duly incorporated and is validly existing under the Laws of its jurisdiction of incorporation and has the corporate power and authority to own its assets and conduct its business as now owned and conducted. Each Subsidiary of the Company is duly qualified to carry on business in each jurisdiction in which its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities make such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Company Material Adverse Effect.

(iii)

Except as disclosed in Section 3.1(f)(iii) of the Company Disclosure Letter, the Company is, directly or indirectly, the registered and beneficial owner of all of the issued and outstanding securities of each Subsidiary of the

Company (other than OT LLC), free and clear of all Liens (other than Permitted Liens), and all such securities have been duly and validly authorized and issued, are fully paid, and if the Subsidiary is a corporation, are non-assessable. No such securities have been issued in violation of any Law or pre-emptive or similar rights.

(g)	Compliance with Laws and Constating Documents.

(i)

Except as would not, individually or in the aggregate, have had or reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have complied with all applicable Laws. No notice, charge, claim or action has been received by the Company or any of its Subsidiaries or has been filed, commenced or, to the knowledge of the Company, brought, initiated or threatened against the Company or any of its Subsidiaries alleging any violation of any such Laws.

(ii)

Except as disclosed in Section 3.1(g)(ii) of the Company Disclosure Letter, none of the Company nor any of its Subsidiaries is in conflict with, or in default under or in violation of its notice of articles or articles or equivalent organizational documents.

(h)

Authorizations. The Company and its Subsidiaries have obtained all material Authorizations necessary for the ownership, operation and use of the assets of the Company and its Subsidiaries or otherwise in connection with carrying on the business and operations of the Company and its Subsidiaries in compliance in all respects with all applicable Laws. All such Authorizations are in full force and effect in accordance with their terms, the Company and its Subsidiaries have fully complied with and are in compliance with all material Authorizations; there is no action, investigation or proceeding pending or, to the knowledge of the Company, threatened, regarding any material Authorization; and none of the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any of their respective officers or directors has received any notice, whether written or oral, of revocation or non-renewal or material amendments of any such Authorizations, or of any intention of any Person to revoke or refuse to renew or to materially amend any of such material Authorizations and all such material Authorizations continue to be effective in order for the Company and its Subsidiaries to continue to conduct their respective businesses as they are currently being conducted. To the knowledge of the Company, no Person other than the Company or a Subsidiary thereof owns or has any proprietary, financial or other interest (direct or indirect) in any such Authorizations, except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(i)	Capitalization; Listing.

(i)

The authorized capital of the Company consists of an unlimited number of Company Shares and an unlimited number of preferred shares in the capital of the Company. As of the close of business on the Business Day prior to the date of this Agreement, there were (A) 201,231,446 Company Shares validly issued and outstanding as fully-paid and non-assessable shares of the Company; (B) nil preferred shares issued and outstanding (C) 57,257 Company RSUs outstanding; (D) 115,346 Company PSUs outstanding; and (E) 245,605 Company DSUs outstanding. All outstanding Company Shares have been duly authorized in accordance with the respective terms thereof, validly issued, fully paid and non-assessable.

(ii)

There is no indebtedness having general voting rights (or convertible into securities having such rights) (“Voting Debt”) of the Company or any of its Subsidiaries issued and outstanding which are convertible into Company Shares prior to closing of the transactions contemplated herein but otherwise hold no voting rights prior to conversion.

(iii)

Except as disclosed in Section 3.1(i)(iii) of the Company Disclosure Letter and the Company RSUs, Company PSUs and Company DSUs referred to in Section 3.1(i)(i), and any contractual rights held by the Purchaser and its affiliates (A) there are no existing options, warrants, calls, pre-emptive rights, subscriptions or other rights, restricted share awards, restricted share unit awards, agreements, arrangements, understandings or commitments of any kind relating to the issued or unissued capital stock of, or other equity interests in, the Company or any of its Subsidiaries obligating the Company or such Subsidiary to issue, transfer, register or sell or cause to be issued, transferred, registered or sold any shares of capital stock or Voting Debt of, or other equity interest in, the Company or such Subsidiary or securities convertible into or exchangeable for such shares or equity interests or other securities; (B) there are no outstanding agreements, arrangements, understandings or commitments of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Shares or any shares of a Subsidiary or qualify securities for public distribution in Canada or elsewhere, or with respect to the voting or disposition of any securities of the Company or any of its Subsidiaries (including shareholder or voting trust agreements); (C) there are no outstanding agreements or binding commitments of the Company or any of its Subsidiaries requiring it to provide any amount of funds or to make any investment (in the form of a loan, capital contribution or otherwise) in any Person; and (D) there are no outstanding or authorized share appreciation, phantom share, restricted share units, performance-based awards, profit participation or other similar rights with respect to the Company or any of its Subsidiaries.

(iv)

Section 3.1(i)(iv) of the Company Disclosure Letter sets forth, with respect to each Company RSU, Company PSU and Company DSU outstanding as of the close of business on the Business Day prior to the date of this Agreement, (A) the holder of each Company RSUs, Company PSUs and Company DSUs; (B) the performance criteria and multiplier for any Company PSUs; and (C) the date on which such Company RSUs, Company PSUs and Company DSUs were granted. All grants of Company RSUs, Company PSUs and Company DSUs were validly issued and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Laws. All Company RSUs, Company PSUs and Company DSUs are only settled in cash in accordance with their terms.

(v)	The Company RSUs, Company PSUs and Company DSUs have been recorded on the Company’s Financial Statements in accordance with IFRS,

and no such grants involved any “back dating,” “forward dating,” “spring loading” or similar practices.

(vi)

Other than the ARSHA, there are no shareholder agreements, voting trusts or other agreements or understanding to which the Company or any of its Subsidiaries is a party relating to the voting or disposition of any securities of the Company or any of its Subsidiaries.

(j)	Reporting Issuer Status and Stock Exchange Compliance.

(i)

As of the date hereof, the Company is a reporting issuer not in default (or the equivalent) under Canadian Securities Laws in each of the provinces and territories of Canada. The Company Shares are listed and posted for trading on the TSX and NYSE, and are not listed on any other market, and the Company is in compliance in all material respects with the applicable listing, corporate governance, and other rules and regulations of the TSX and NYSE.

(ii)

The Company has not taken any action to cease to be a reporting issuer in any jurisdiction nor has the Company received notification from any Securities Authority, in each case seeking to revoke the Company’s reporting issuer status. No delisting, suspension of trading or cease trade or other Order or restriction with respect to any securities of the Company is pending, in effect, or, to the knowledge of the Company, has been threatened, or is expected to be implemented or undertaken, and, to the knowledge of the Company, it is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such Order or restriction.

(iii)

Except as disclosed in Section 3.1(j)(iii) of the Company Disclosure Letter, the Company is in compliance, in all material respects, with all applicable Securities Laws and there are no current, pending or, to the knowledge of the Company, threatened proceedings before any Securities Authority or other Governmental Entity relating to any alleged non-compliance with any Securities Laws.

(k)	U.S. Securities Law Matters.

(i)	The Company is not, and is not required to be registered as an “investment company” under the U.S. Investment Company Act of 1940, as amended.

(ii)	The Company is not, has not previously been and on the Effective Date will not be a “shell company” (as defined in Rule 405 under the U.S. Securities Act).

(iii)

The Company is a “foreign private issuer” as defined pursuant to Rule 3b-4 under the U.S. Exchange Act and an eligible issuer under the U.S.-Canadian Multijurisdictional Disclosure System (MJDS) as adopted by the SEC.

(iv)	The Company Shares are registered under Section 12(b) of the U.S. Exchange Act and the Company is in material compliance with its reporting obligations pursuant to Section 13(a) of the U.S. Exchange Act as a “foreign private issuer,” as defined by Rule 3b-4 of the U.S. Exchange Act. Other than the Company Shares, the Company does not have, nor is it required to have, any class of securities registered under the U.S. Exchange Act.

(l)

Reports. The Company has, in all material respects, timely filed true and correct copies of the Company Public Documents that the Company is required to file under applicable Securities Laws with the Securities Authorities, the TSX and NYSE and has paid all applicable fees when due under the applicable Securities Laws. The Company Public Documents, at the time filed or furnished, as applicable, or if amended, as of the date of such amendment, did not contain any misrepresentation and complied in all material respects with the applicable requirements of Securities Laws. Any amendments to the Company Public Documents required to be made have been filed on a timely basis with the applicable Governmental Entity. The Company has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential or any other confidential filings (including redacted filings) filed under Securities Laws or with any Governmental Entity.

(m)

Comments, Review, Audits, Etc. There are no outstanding or unresolved comments in comment letters from any Securities Authority with respect to any of the Company Public Documents and, to the knowledge of the Company, neither the Company nor any of the Company Public Documents is the subject of an ongoing audit, review, comment or investigation by any Securities Authority, the TSX or NYSE.

(n)

Sarbanes-Oxley Compliance. Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the U.S. Exchange Act or Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder, in each case, with respect to the Company Public Documents, and the statements contained in such certifications were true and accurate in all material respects as of the dates made in such Company Public Documents. Neither the Company nor any of its executive officers has received written notice from any Governmental Entity questioning or challenging the accuracy, completeness, form or manner of filing such certifications. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither the Company nor any of its Subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the U.S. Exchange Act) of the Company or any of its Subsidiaries. The Company is in material compliance with all applicable provisions of the Sarbanes-Oxley Act. Neither the Company Board, the Company’s audit committee, nor an member of the Company’s management, has received (i) any whistleblower or similar complaints regarding the Company’s or its Subsidiaries’, financial reporting or internal controls over financial reporting, (ii) any written notice regarding any “significant deficiency” (as such term is defined by the SEC) in the internal controls over financial reporting of the Company, (iii) any written notice regarding any material weakness in the internal controls over financial reporting of the Company or (iv) any written notice regarding fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company.

(o)	Financial Statements.

(i)

The Audited Financial Statements and the Interim Financial Statements have been prepared in accordance with IFRS applied on a basis consistent with prior periods, unless otherwise disclosed therein, and all applicable Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), the consolidated financial position and results of operations of the Company and its Subsidiaries as of the respective dates thereof and its results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto).

(ii)

Except as set forth in the Audited Financial Statements or the Interim Financial Statements, there are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Company or any of its Subsidiaries with unconsolidated entities or other Persons.

(iii)

The management of the Company has established and maintains a system of disclosure controls and procedures (as such term is defined in NI 52-109) designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified by such Canadian Securities Laws and is accumulated and communicated to the Company’s management to allow timely decisions regarding required disclosure.

(iv)

The Company maintains internal control over financial reporting (as such term is defined in NI 52-109). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of Financial Statements for external purposes in accordance with IFRS and includes policies and procedures that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of Financial Statements in accordance with IFRS, and that receipts and expenditures of the Company and its Subsidiaries are being made only with authorizations of management and directors of the Company and its Subsidiaries; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company or its Subsidiaries that could have a material effect on its Financial Statements. To the knowledge of the Company, as of the date of this Agreement (x) there are no material weaknesses (as such term is defined in NI 52-109) in the design and implementation or maintenance of internal controls over financial reporting of the Company that are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial information; and (y) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Company.

(v)

None of the Company, any of its Subsidiaries or, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Company Board.

(p)

Undisclosed Liabilities. Except for liabilities and obligations (A) disclosed in the Financial Statements, (B) incurred in the ordinary course of business consistent with past practice since June 30, 2022, (C) incurred in connection with this Agreement, or (D) disclosed in Section 3.1(p) of the Company Disclosure Letter, neither the Company or any of its Subsidiaries has incurred any material liabilities or obligations of any nature, whether or not accrued, contingent, absolute or otherwise and whether or not required to be disclosed in the liabilities column of a balance sheet prepared in accordance with IFRS.

(q)	Employment Matters.

(i)

Section 3.1(q)(i) of the Company Disclosure Letter sets forth as of the date hereof a complete and accurate list of the employees (other than those employees whose employment agreement is with the Parent or any of its affiliates) and independent contractors of the Company and its Subsidiaries (other than OT LLC), together with their titles, and current wages, salaries or hourly rate of pay, benefits and bonus (whether monetary or otherwise).

(ii)

Except as disclosed in Section 3.1(q)(ii) of the Company Disclosure Letter, the execution, delivery and performance of this Agreement and the consummation of the Arrangement will not (whether alone or in conjunction with any other event, such as a termination of employment) (A) result in any payment (including bonus, change of control payment, retention, retirement, severance or other benefit) becoming due or payable to any officer, director, employee (other than those employees whose employment agreement is with the Parent or any of its affiliates), consultant or contractor, including under any Company Benefit Plan, (B) accelerate or increase the salary, compensation (in any form) or benefits otherwise payable to any director, officer, employee, consultant or contractor of the Company or any of its Subsidiaries, including under any Company Benefit Plan, (C) entitle the recipient of any payment or benefit to receive any “gross up” payment for any income or other Taxes that might be owed with respect to such payment or benefit payments, or (D) result in the triggering or imposition of any restrictions or limitations on the rights of the Company to amend or terminate any Company Benefit Plan.

(iii)

To the knowledge of the Company, there is no application for certification or, threatened or apparent union-organizing campaigns and, to the knowledge of the Company, no trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any employees of the Company or any of its Subsidiaries by way of certification, interim certification, voluntary recognition or succession rights.

(iv)

None of the Company or any of its Subsidiaries is subject to any current, pending or, to the knowledge of the Company, threatened claim, complaint or proceeding for wrongful dismissal, constructive dismissal, discrimination or retaliation, or any other tort claim relating to employment or termination of employment of employees (other than those employees whose employment agreement is with the Parent or any of its affiliates) or independent contractors, or under any applicable Law with respect to employment and labour.

(v)

The Company and its Subsidiaries are in compliance in all material respects with all terms and conditions of employment and all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, workers’ compensation, human rights, immigration, Tax withholding, and wage and hour Laws, including pay equity, and there are no current, pending, or to the knowledge of the Company, threatened material proceedings before any court, Governmental Entity, board or tribunal with respect to any of the areas listed herein.

(vi)	There are no outstanding inspection Orders or written equivalent made under any occupational health and safety legislation that relate to the Company or any of its Subsidiaries.

(r)

Absence of Certain Changes or Events. Since December 31, 2021 through the date of this Agreement, (i) except as specifically contemplated by this Agreement, the Company and its Subsidiaries have conducted their business in all material respects in the ordinary course of business consistent with past practice, and (ii) the Company has not suffered a Company Material Adverse Effect.

(s)

Litigation; Orders. Other than as disclosed in Section 3.1(s) of the Company Disclosure Letter, there is no suit, claim, action, charge, investigation, inquiry, proceeding, including arbitration proceeding or alternative dispute resolution proceeding, or investigation pending or, to the knowledge of the Company, threatened against or naming as a party thereto the Company, any of its Subsidiaries or any of their respective property or assets or any of their respective current or former directors, officers or employees (in their capacities as such) that (i) has been, or would reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole, (ii) could be or is being prosecuted as a criminal offence, or (iii) as of the date of this Agreement, has impaired, or would reasonably be expected, individually or in the aggregate, to impair, in any material respect, the ability of the Company to perform its obligations under this Agreement or to consummate the Arrangement, or prevent or materially delay the consummation of any of the Arrangement and the other transactions contemplated by this Agreement. No Order is outstanding against the Company, any of its Subsidiaries or any of their respective properties or assets that (i) has been, or would reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole, or (ii) as of the date of this Agreement, has impaired, or would reasonably be expected, individually or in the aggregate to impair, in any material respect, the ability of the Company to perform its obligations under this Agreement or to consummate the Arrangement, or prevent or materially delay the consummation of any of the Arrangement and the other transactions contemplated by this Agreement. As of the date hereof, the Company and its Subsidiaries do not have any material suit, claim, action, charge, proceeding, including arbitration proceeding or alternative dispute resolution proceeding, or investigation pending against any other Person.

(t)	Taxes.

(i)

Except as disclosed in Section 3.1(t)(i) of the Company Disclosure Letter, each of the Company and its Subsidiaries has duly and in a timely manner filed all Tax Returns required to be filed by it with the appropriate Governmental Entity, and all such Tax Returns were complete and correct in all material respects.

(ii)

Except as disclosed in Section 3.1(t)(ii) of the Company Disclosure Letter, there are no outstanding agreements, arrangements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of Taxes or the filing of any Tax Return by, or any payment of Taxes by, the Company or any of its Subsidiaries.

(iii)

Except as disclosed in Section 3.1(t)(iii) of the Company Disclosure Letter, the Company and each of its Subsidiaries has paid all Taxes, including instalments required by applicable Law on account of Taxes for the current year, which are due and payable by it (whether or not assessed by the appropriate Governmental Entity) on a timely basis, and the Company has provided adequate accruals in accordance with IFRS in the most recently published Financial Statements of the Company for any Taxes of the Company and each of its Subsidiaries that have not been paid with respect to the period covered by such Financial Statements whether or not shown as being due on any Tax Returns. No liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business.

(iv)

Each of the Company and its Subsidiaries has duly and timely withheld all Taxes required by Law to be withheld by it (including Taxes required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account or benefit of any Person, including any employees and any non-resident of Canada, and, for the avoidance of doubt, any Taxes required to be withheld by it in connection with the transactions contemplated by this Agreement) and has duly and timely remitted to the appropriate Governmental Entity such Taxes or other amounts required by Law to be remitted by it.

(v)

Each of the Company and its Subsidiaries has duly and timely collected all amounts on account of any sales, use or transfer Taxes, including without limitation goods and services, harmonized sales, provincial and territorial sales taxes and state and local taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted by it. Each of the Company and its Subsidiaries, if legally require to do so, is duly registered for Taxes under applicable Law in each jurisdictions in which such registration is required. All input tax credits claimed by each of the Company and its Subsidiaries under any applicable Law have been correctly calculated and documented.

(vi)

Except as disclosed in Section 3.1(t)(vi) of the Company Disclosure Letter, there are, to the knowledge of the Company, no proceedings, investigations, audits, suits or any other similar actions now pending against the Company or any of its Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes.

(vii)	For the purposes of the Tax Act and any other relevant Tax purposes:

(A)	the Company has at all times during its existence been resident in Canada and has never been resident in any other countries, except where it has filed Tax Returns as a resident of that jurisdiction;

(B)

each of its Subsidiaries has at all times during its existence been resident in the jurisdiction in which it was formed and has never been resident in any other country, except where it has filed Tax Returns as a resident of that jurisdiction;

(C)	neither the Company nor any of its Subsidiaries has, or had, a permanent establishment in a country other than its country of residence; and

(D)

no claim has been made by any Governmental Entity in a jurisdiction where the Company and any of its Subsidiaries does not file Tax Returns that the Company, or any of its Subsidiaries, is or may be subject to Tax by that jurisdiction.

(viii)

Neither the Company nor any of its Subsidiaries has ever been a member of an affiliated group of corporations filing a Tax Return on a consolidated, affiliated, unitary, or similar basis, or is party to, or otherwise bound by or subject to, any Tax sharing, allocation, indemnification or similar agreement or arrangement.

(ix)	There are no Liens for Taxes upon any properties or assets of the Company or any of its Subsidiaries (other than Permitted Liens).

(x)

Except as disclosed in Section 3.1(v)(xi) of the Company Disclosure Letter, no facts, circumstances or events exist or have existed that have resulted in or may result in the application of any debt forgiveness, cancellation of debt or seizure or surrender of property provisions of any Law in respect of Taxes to the Company nor any of its Subsidiaries, including, for greater certainty, under sections 79, 79.1, 80 and 80.01 of the Tax Act (and the corresponding provisions of any applicable provincial Law) and similar provisions of any other applicable Law. There are no circumstances existing which could result in the application of section 17 or section 78 of the Tax Act or the corresponding provisions of any applicable provincial Law or under similar provisions of any other applicable Law.

(xi)

The Company and its Subsidiaries are not liable for the Taxes of any other Person, including for greater certainty, under sections 159 and 160 of the Tax Act (and the corresponding provisions of any applicable provincial Law) and similar provisions of any other applicable Law.

(xii)

The Company and each of its Subsidiaries have complied with the transfer pricing (including any contemporaneous documentation) provisions of each applicable Law including, for greater certainty, under section 247 of the Tax Act (and the corresponding provisions of any applicable provincial Law) and similar provisions of any other applicable law.

(u)

Books and Records. The corporate, financial and accounting records and minute books of the Company and its material Subsidiaries are currently maintained in accordance with applicable Laws, in all material respects, and are complete and accurate in all material respects.

(v)	Insurance. None of the Company and its Subsidiaries (excluding OT LLC) maintains or has any insurance policy that is not otherwise maintained by the Purchaser, the Parent or their affiliates.

(w)

Non-Arm’s Length Transactions. Other than employment or compensation agreements entered into in the ordinary course of business, no director, officer, employee or agent of, or independent contractor to, the Company or any of its Subsidiaries or holder of record or beneficial owner of 10% or more of the Company Shares (other than the Purchaser or its affiliates), or associate or affiliate of any such officer, director or beneficial owner, is a party to, or beneficiary of, any loan, guarantee, Contract, arrangement or understanding or other transactions with the Company or any of its Subsidiaries.

(x)	Benefit Plans.

(i)

Section 3.1(x)(i) of the Company Disclosure Letter contains a true and complete list of all Company Benefit Plans and each such Company Benefit Plan, including any related trusts, are and have been established, registered, funded, qualified, maintained, invested, contributed to and administered in compliance with all applicable Laws, the terms of each such Company Benefit Plan, the terms of the documents that support such Company Benefit Plans, and the terms of agreements between the Company and its Subsidiaries, on the one hand, and current or former employee of the Company and its Subsidiaries who are members of, or beneficiaries under, such Company Benefit Plans, on the other hand.

(ii)

No Company Benefit Plan is subject to any pending investigation, examination, action, claim (including claims for Taxes, interest, penalties or fines) or any other proceeding initiated by any Person (other than routine claims for benefits) and, to the knowledge of the Company, there exists no state of facts which could reasonably be expected to give rise to any such investigation, examination, action, claim or other proceeding.

(iii)

Except as disclosed in Section 3.1(x)(iii) of the Company Disclosure Letter, none of the Company Benefit Plans: (A) provides for retiree or post-termination benefits or for benefits to retired or terminated employees or to the beneficiaries or dependants of retired or terminated employees except as required by applicable Law in respect of a notice period for termination of employment; (B) is self-funded, self-insured or otherwise provides medical or other group health and welfare benefits other than through a contract of insurance; (C) is a “retirement compensation arrangement” as defined in and subject to subsection 248(1) of the Tax Act; or (D) has any actual or potential material unfunded liabilities (other than liabilities accruing after the Effective Date). Any unfunded liabilities associated each Company Benefit Plan listed in Section 3.1(x)(i) of the Company Disclosure Letter are reflected in the Company’s Financial Statements in accordance with IFRS. No Company Benefit Plan is a pension plan, a multi-employer plan, or a multi-employer pension plan for purposes of applicable pension standards legislation, such as the Pension Benefits Standards Act or any similar statute in Canada or a province thereof. No Company Benefit Plan is a “registered pension plan”, as defined in subsection 248(1) of the Tax Act.

(iv)

All data necessary to administer each Company Benefit Plan is in the possession of the Company or its agents and is in a form which is sufficient for the proper administration of such Company Benefit Plan in accordance with its terms and all applicable Laws and such data is complete and correct.

(y)	Company Material Contracts.

(i)

Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any other party, is in default in the performance, observance or fulfillment of any material obligations, covenants or conditions contained in any of the Company Material Contracts, and, to the knowledge of the Company, there has not occurred any event that, with the lapse of time or giving of notice or both, would constitute such a default.

(ii)

Each of the Company Material Contracts is a valid and binding obligation of the Company or one of its Subsidiaries, and, to the knowledge of the Company, each other party thereto, enforceable against the Company or such Subsidiary and, to the knowledge of the Company each other party thereto in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(iii)

Section 3.1(y)(ii) of the Company Disclosure Letter sets forth a list as of the date of this Agreement of the Company Material Contracts for the Company and its Subsidiaries (other than OT LLC), which list indicates all such Company Material Contracts for the Company and its Subsidiaries (other than OT LLC) which require waivers, consents and approvals to complete the Arrangement.

(z)	Interest in Properties and the Company Mineral Rights.

(i)

The Company Surface Rights and the Company Mineral Rights comprise all necessary surface access rights and mineral interests and rights necessary for the Company and its Subsidiaries to carry on their respective businesses as currently conducted in respect of the Company Exploration Assets. Section 3.1(z) of the Company Disclosure Letter sets forth all Company Surface Rights and all Company Mineral Rights that comprise the Company Exploration Assets.

(ii)

The Company or its Subsidiaries are the sole legal and beneficial owners of all right, title and interest in and to the Company Mineral Rights and the sole beneficial holder of the Company Surface Rights, free and clear of any Lien, other than a Permitted Lien.

(iii)

The Company Mineral Rights are in good standing under applicable Laws and, all material work required to be performed and filed in respect of the Company Mineral Rights has been performed and filed, all material Taxes, rentals, fees, expenditures and other payments required to be made in respect thereof have been paid or incurred, all material filings in respect thereof have been made.

(iv)

Other than as disclosed in the Company Public Documents, no Person other than the Company and its Subsidiaries has any interest in the Company Mineral Rights or the production or profits therefrom or any royalty or streaming interest in respect thereof or any right to acquire any such interest, except pursuant to applicable Laws.

(v)

Other than as disclosed in the Company Public Documents, there are no back-in rights, earn-in rights, purchase options, rights of first refusal or similar provisions or rights which would materially adversely affect any interest of the Company or any Subsidiary in the Company Mineral Rights.

(vi)

There are no material restrictions on the ability of the Company or any of the Subsidiaries to use, transfer or exploit the Company Mineral Rights, except pursuant to applicable Laws or the terms of the Company Mineral Rights.

(vii)

The Company and its Subsidiaries have not received any notice, whether written or oral, from any Governmental Entity or any third party of any revocation, expropriation, or challenge to ownership or intention to revoke, expropriate or challenge the ownership of the Company in any of the Company Mineral Rights.

(viii)	There are no royalty agreements affecting the Company Mineral Rights.

(aa)

Mineral Resources. The most recent estimated mineral resources and mineral reserves disclosed in the Company Public Documents filed on SEDAR before the date of this Agreement have been prepared and disclosed in all material respects in accordance with accepted mining, engineering, geoscience and other approved industry practices and all applicable Laws, including the requirements of NI 43-101. The Qualified Persons (as defined in NI 43-101) responsible for the preparation of all resource and reserve estimates on the Company’s Oyu Tolgoi property had access to all information held by or within the control of the Company necessary for the preparation of such estimates and to the knowledge of the Company such information was complete and accurate in all material respects at the time such information was furnished. The most recent technical report with respect to the Oyu Tolgoi property filed on SEDAR is a current technical report for purposes of compliance with NI 43-101.

(bb)

Corrupt Practices Legislation. The Company and its Subsidiaries have been and are in full compliance with Anti-Corruption Laws and have implemented and maintain policies, procedures and controls designed to ensure compliance by them and their directors, officers, agents, employees and any others acting on their behalf, including measures for the detection, prevention and reporting of violations. In connection with this Agreement, neither the Company nor its Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries, directly or indirectly, has (prior to or upon entering this Agreement), given, made, offered or received, or will (until completion or termination of this Agreement, as applicable) give, make, offer or receive anything of value, including any payment (including a facilitation payment), gift, contribution, expenditure or other actual or perceived advantage (i) in violation of any applicable Law, including any Anti-Corruption Law; or (ii) to a Public Official with the intention of: (A) improperly influencing any act, omission or decision of a Public Official; (B) inducing a Public Official to do or omit to do any act in violation of his lawful duty; or (C) securing any improper or unlawful advantage, in each case in order to obtain or retain business or obtain any business advantage (such as, for example, securing any concession, permit, authorization, contract, or other agreement with any party, including any Indigenous peoples). Neither the Company nor any of its Subsidiaries are, have been, or are reasonably expected to become the subject of or a party to any proceeding, claim, action, or investigation, including internal investigation, related to any Anti-Corruption Laws and there are no circumstances likely to lead or give rise to any such proceeding, claim, action or investigation. For the purposes of this Section 3.1(bb), “Public Official” includes any (a) officer, employee, or agent employed by, representing or acting on behalf of a (i) Governmental Entity or public international organisation or any department, agency or instrumentality thereof, (ii) legislative, administrative or judicial office, or (iii) government owned or controlled enterprise; (b) political party or party official, or any candidate for any political office; (c) individual who holds or performs the duties of an appointment, office or position created by custom or convention, including (as applicable) any Indigenous leader; (d) immediate family member, such as a parent, spouse, sibling, or child of a person in anyone specified in (a), (b) or (c) above; or (e) person who holds themselves out to be an authorised representative or intermediary of anyone specified in (a), (b), (c) or (d) above.

(cc)	Compliance with Sanction Legislation.

(i)

Neither the Company nor any of its Subsidiaries nor any of their respective directors or officers nor, to the knowledge of the Company, any of their Representatives, is, or is directly or indirectly owned or controlled by, an individual or entity (other than Parent and its affiliates) that is currently a listed or designated entity (“Sanctioned Person”) under:

(A)

any sanction administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (including, but not limited to, designation as a “specially designated national,” “blocked person” or “foreign sanctions evaders” thereunder and sanctions pursuant to the U.S. Iran Sanctions Act of 1996, Public Law 104-172, as amended by the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010, Public Law 111-195) or the U.S. Departments of State and Commerce (“US Economic Sanctions”);

(B)

the Special Economic Measures Act, the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law), the Freezing Assets of Corrupt Foreign Officials Act, Part II.1 of the Criminal Code, the United Nations Act, any regulation promulgated under the aforementioned legislation, or any other similar legislation administered by the Government of Canada (“Canadian Economic Sanctions”);

(C)

any similar legislation administered by or promulgated by the United Kingdom, the United Nations Security Council, the European Union or any of its member states, Australia, Singapore or any other relevant sanctions authority (“Other Economic Sanctions” and, collectively with Canadian Economic Sanctions and US Economic Sanctions, “Sanctions Laws”).

(ii)

Neither the Company nor any of its Subsidiaries nor any of their respective directors or officers, nor, to the knowledge of the Company, any of their respective Representatives, is or ever has been, directly or indirectly, engaged in any conduct, dealings, transactions, or facilitations that would violated Sanctions Laws.

(iii)

Neither the Company nor any of its Subsidiaries nor any of their respective directors or officers, nor, to the knowledge of the Company, any of their respective Representatives, is or has been, directly or indirectly:

(A)	dealing in the property owned, controlled, or held by a Sanctioned Person;

(B)	providing financial or related services to a Sanctioned Person; or

(C)	engaged in any other dealing, transaction, or restricted or prohibited activity with a Sanctioned Person.

(iv)

Neither the Company nor any of its Subsidiaries, are located, organized or resident within, or doing business or operating from a country or territory that is, or whose government is, the subject of Sanctions Laws which would prohibit a person or entity resident in or a national of Canada, the United States, the United Kingdom, Australia, Singapore, or the European Union from doing business with or in that jurisdiction or with persons in that jurisdiction (for example, and without limiting the foregoing, Russia).

(v)

Neither the Company nor any of its Subsidiaries nor any of their respective directors or officers, nor, to the knowledge of the Company, any of their respective Representatives, has received notice of or has knowledge of any claim, action, suit, proceeding, audit or investigation against it with respect to Sanctions Laws by any relevant Governmental Entity.

(dd)	Intellectual Property; Data Protection; Cybersecurity.

(i)

The Company or one or more of its Subsidiaries has a right to use all intellectual property that is material to the Company’s business and Section 3.1(dd) of the Company Disclosure Letter sets forth a complete list of such material intellectual property.

(ii)

The Company and its Subsidiaries take commercially reasonable actions to protect and preserve the security of their material computer software, websites and systems (including the confidential data transmitted thereby or stored therein) including implementing business continuity and disaster recovery plans.

(iii)

The Company and its Subsidiaries are in compliance with all applicable information privacy Laws to protect the security and confidentiality of personal data and have not suffered or been made aware of any material personal data breaches.

(ee)

Brokers; Expenses. Except as disclosed in Section 3.1(ee) of the Company Disclosure Letter, none of the Company, any of its Subsidiaries, nor any of their respective officers, directors or employees has employed any broker, finder, investment banker, financial advisor or other person or incurred any liability for any brokerage fees, commissions, finder’s fees, financial advisory fees or other similar fees in connection with the transactions contemplated by this Agreement.

(ff)	Fairness Opinions and Valuation. As of the date hereof:

(i)

Each of BMO Capital Markets, the financial advisor to the Special Committee (the “Financial Advisor”), and the Valuator has delivered an oral opinion to the Special Committee to the effect that, as of the date of such opinions and subject to the assumptions and limitations to be set out in the written opinions related thereto, the Consideration to be received by the Company Shareholders (other than the Purchaser and its affiliates) pursuant to the Arrangement is fair, from a financial point of view, to the

Company Shareholders (other than the Purchaser and its affiliates) (the “Fairness Opinions”);

(ii)	the Special Committee has received an oral Valuation from the Valuator; and

(iii)	the Company has been authorized by the Financial Advisor and the Valuator to permit inclusion of the Fairness Opinions and the Valuation and references thereto in the Company Circular.

(gg)

Purchaser and Parent Representations and Warranties. The Company acknowledges and agrees that, except for the representations and warranties set forth in Section 4.1, no representation or warranty of any kind whatsoever, express or implied, at law or in equity, is made or shall be deemed to have been made by or on behalf of the Purchaser or the Parent to the Company and the Purchaser and Parent hereby disclaim any such representation or warranty, whether by or on behalf of the Purchaser and the Parent, and notwithstanding the delivery or disclosure to the Company, or any of their representatives, of any documentation or other information by the Purchaser and the Parent or any of its Representatives or Subsidiaries with respect to any one or more of the foregoing.

3.2	Limitation and Survival of Representations and Warranties

The Parties acknowledge that the representations and warranties provided in Sections 3.1(h), (q), (r), (t), (x), (y), (bb), (cc) and (dd) are not intended to apply to OT LLC, its employees, directors, officers, assets and operations, and that references to Subsidiaries of the Company in those provisions do not include OT LLC. The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND THE PARENT

4.1	Representations and Warranties

Each of the Purchaser and the Parent hereby represents and warrants to the Company the representations and warranties set forth in this Section 4.1 as of the date hereof and as of the Effective Date and acknowledges that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the transactions contemplated herein:

(a)

Organization. Each of the Purchaser and the Parent is a corporation duly organized and validly existing and in good standing under the Laws of the jurisdiction of its respective incorporation. Each of the Purchaser and the Parent is duly qualified or licensed to do business and in good standing in each jurisdiction where such qualification or licensing is necessary.

(b)

Authorization; Validity of Agreement; Company Action. Each of the Purchaser and the Parent has all necessary corporate power and authority to execute and deliver this Agreement and the agreements and other documents to be entered into by it hereunder, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereunder and thereunder. The execution, delivery and performance by each of the Purchaser and the Parent of this Agreement, and the agreements and other documents to be entered into by it hereunder and the consummation by the Purchaser and the Parent of the transactions contemplated hereunder and thereunder, have been duly and validly authorized by the board of directors of each of the Purchaser and the Parent and no other corporate proceeding on the part of the Purchaser or the Parent is necessary to authorize the execution, delivery and performance by the Purchaser and the Parent of this Agreement and the agreements and other documents to be entered into by each hereunder or the consummation of the Arrangement. This Agreement has been duly and validly executed and delivered by the Purchaser and the Parent and, assuming due and valid authorization, execution and delivery of this Agreement by the Company, is a valid and binding obligation of each of the Purchaser and the Parent enforceable against each of them in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Conflict; Required Filings and Consent.

(i)

The execution and delivery by the Purchaser and the Parent of this Agreement and the performance by each of them of its obligations hereunder and the completion of the Arrangement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) violate, conflict with or result in a breach of:

(A)	any provision of the articles, by-laws or other constating documents of the Purchaser or the Parent;

(B)	any Contract to which the Purchaser or the Parent is a party or by which the Purchaser or the Parent is bound; or

(C)	any Law to which the Purchaser or the Parent is subject or by which the Purchaser or the Parent is bound.

Except in each case of paragraph (B) or (C) as would not individually or in the aggregate, have or reasonably be expected to have a material adverse effect on the Purchaser or the Parent or that would prevent or materially delay the ability of the Purchaser to consummate the Arrangement.

(ii)

Other than the Regulatory Approvals, the Interim Order and the Final Order, no Authorization of, or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity is necessary on the part of the Purchaser or the Parent for the consummation by the Purchaser and the Parent of its obligations in connection with the Arrangement under this Agreement or for the completion of the Arrangement, except for such Authorizations and filings as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of the Purchaser and the Parent to consummate the Arrangement.

(d)

Available Funds. The Purchaser has, and will have at the Effective Time, sufficient available funds to consummate the Arrangement and pay the aggregate Consideration on the terms and subject to the conditions set forth herein and in the Plan of Arrangement. The Purchaser’s obligations hereunder are not subject to any conditions regarding the Purchaser’s or the Parent’s ability to obtain financing for the Consideration to be paid pursuant to the Arrangement.

(e)	No Vote. No vote of the securityholders of the Parent is required by any applicable Law or the organizational documents of the Parent in connection with the consummation of the Arrangement.

(f)	Ownership of the Purchaser. The Parent is, directly or indirectly, the registered and beneficial owner of all of the outstanding securities of the Purchaser.

(g)

Ownership of Company Shares. As of the date hereof, other than 102,196,643 Company Shares, neither the Purchaser, the Parent nor any of their respective affiliates or any other Person acting jointly or in concert with any of them, beneficially owns or controls, or will prior to the Effective Date beneficially own or control, any Company Shares or any securities that are convertible into, or exchangeable or exercisable for, Company Shares.

(h)

Certain Arrangements. As of the date hereof, other than the Voting Agreements, there are no contracts, undertakings, commitments, arrangements or understandings, whether written or oral, between the Purchaser, the Parent or any of their respective affiliates, on the one hand, and any beneficial owner of outstanding Company Shares or any member of the Company’s management or the Company Board, on the other hand, relating in any way to the Company’s securities, the transactions contemplated by this Agreement (including relating to the conferring of a collateral benefit or entry into a connected transaction, in each case as defined in MI 61-101), or the Arrangement Resolution.

(i)

Litigation. As of the date hereof, there are no Proceedings in progress or pending or, to the knowledge of the Parent or the Purchaser, threatened, against or affecting the Parent or the Purchaser that if adversely determined would reasonably be expected to prevent or delay consummation of the transactions contemplated by this Agreement.

(j)

Company Representations and Warranties. The Purchaser and the Parent acknowledge and agree that, except for the representations and warranties set forth in Section 3.1, no representation or warranty of any kind whatsoever, express or implied, at law or in equity, is made or shall be deemed to have been made by or on behalf of the Company to the Purchaser or the Parent, and the Company hereby disclaims any such representation or warranty, whether by or on behalf of the Company, and notwithstanding the delivery or disclosure to the Purchaser or the Parent, or any of their representatives, of any documentation or other information by the Company or any of its Representatives or Subsidiaries with respect to any one or more of the foregoing.

(k)

Valuation Information. As of the date hereof, there is no information in the possession or knowledge of the Rio Tinto Copper Group Senior Leadership Team. after due inquiry, with respect to OT LLC and its assets that would reasonably be considered material to a determination of the fair value of OT LLC and its assets that has not been provided to OT LLC or the Company. The information, data and other material provided to the Company by or on behalf of the Purchaser, the Parent or their respective affiliates in response to requests for information in connection with the preparation of the Valuation (collectively “Information”) is as of the date of this Agreement or, in the case of historical Information, was at the date of preparation, true, complete and accurate in all material respects and does not as of the date of this Agreement or, in the case of historical Information, did not at the date of preparation, (i) contain any untrue statement of a material fact (as such term is defined in the Securities Act having regard to the Company Shares), or (ii) omit to state a material fact necessary to make such Information not misleading in the light of circumstances in which it was presented. For the avoidance of doubt, this representation and warranty does not relate to any information, data or other material prepared or provided by OT LLC.

4.2	Survival of Representations and Warranties

The representations and warranties of the Purchaser and the Parent contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5

COVENANTS

5.1	Covenants of the Company Regarding the Conduct of Business

The Company covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms and except as (i) mandated by the Manager, Technical Committee or Operating Committee, (ii) expressly permitted or required by this Agreement or the Plan of Arrangement, (iii) required by applicable Law or a Governmental Entity, or (iv) to comply with COVID-19 Measures, or unless the Purchaser shall otherwise request or provide consent in writing, such consent not to be unreasonably withheld, conditioned or delayed:

(a)	the Company shall and shall cause each of its Subsidiaries to:

(i)	conduct its and their respective businesses only in, and not take any action except in, the ordinary course of business consistent with past practice; and

(ii)

use commercially reasonable efforts to preserve intact its and their present business organization, goodwill, properties, business relationships and assets in all material respects and to keep available the services of its and their officers and employees as a group and to maintain good relations with suppliers, customers, landlords, licensors, lessors, creditors, distributors and all other Persons having business relationships with the Company and its Subsidiaries (other than the Parent and its affiliates).

(b)

without limiting the generality of Section 5.1(a), the Company shall not, and shall cause each of its Subsidiaries not to, directly or indirectly, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(i)	amend or propose to amend its articles or other comparable constating documents;

(ii)

issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to issue, sell, grant, award, pledge, dispose of or otherwise encumber any Company Shares or other equity or voting interests or any options, share appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any Company Shares or other equity or voting interests or other securities or, other than in respect of Permitted Liens, any shares of its Subsidiaries (including, for greater certainty, any equity based awards), other than pursuant to the vesting or settlement of Company DSUs, Company PSUs or Company RSUs in accordance with their terms or the issuance of Company DSUs in the ordinary course of business consistent with past practice;

(iii)	adjust, split, combine or reclassify any outstanding Company Shares or the securities of any of its Subsidiaries;

(iv)

redeem, purchase or otherwise acquire or offer to purchase or otherwise acquire Company Shares or other securities of the Company or any securities of its Subsidiaries or securities convertible into or exchangeable or exercisable for capital stock or other securities of the Company or any of its Subsidiaries;

(v)	amend the terms of any securities of the Company or any of its Subsidiaries;

(vi)	create any Subsidiary;

(vii)	adopt or propose a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company or any of its Subsidiaries;

(viii)	reorganize, amalgamate or merge the Company or its Subsidiaries with any other Person;

(ix)

sell, pledge, lease, dispose of, mortgage, licence, encumber or otherwise transfer or agree to sell, pledge, lease, dispose of, mortgage, licence, encumber or otherwise transfer any tangible or intangible assets of the Company or any of its Subsidiaries or any interest in any tangible assets of the Company or any of its Subsidiaries having a value in excess of US$5,000,000 in the aggregate, including for these purposes any Company Mineral Rights or mineral product from Company Mineral Rights but excluding any transaction in the ordinary course consistent with past practice;

(x)

acquire (by merger, consolidation, acquisition of shares or assets or otherwise) or agree to acquire, directly or indirectly, in one transaction or in a series of related transactions, any Person, assets, securities, properties, interests or businesses or division thereof, or make any investment or agree to make any investment, directly or indirectly, in one transaction or in a series of related transactions, in any case having a value in excess of

US$5,000,000 in the aggregate, either by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer or purchase of any property or assets of any other Person;

(xi)

incur any capital expenditures or enter into any agreement obligating the Company or its Subsidiaries (other than OT LLC) to provide for future capital expenditures which individually or in the aggregate exceeds US$5,000,000;

(xii)	enter into any Contract with a value of US$1,000,000 or greater or with a term greater than one year;

(xiii)	make any changes in financial accounting methods, principles, policies or practices, except as required, in each case, by IFRS;

(xiv)	reduce the stated capital of the Company Shares or the shares of any of its Subsidiaries;

(xv)

other than as contemplated in the Amended HoA, incur, create, assume or otherwise become liable for any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities, or guarantee, endorse or otherwise become responsible for, the obligations of any other Person or make any loans or advances;

(xvi)	pay, discharge, settle, satisfy, compromise, waive, assign or release any claims, rights, liabilities or obligations including any litigation, proceeding or investigation other than:

(A)	the payment, discharge, settlement or satisfaction of liabilities in an amount less than US$1,000,000 in the aggregate; or

(B)	payment of any reasonable fees related to the Arrangement;

(xvii)

enter into any agreement that, if entered into prior to the date hereof, would have been a Company Material Contract, or modify, amend in any material respect, transfer or terminate any Company Material Contract, or waive, release, or assign any material rights or claims thereto or thereunder;

(xviii)	commence any litigation or proceeding other than in connection with the collection of accounts or the enforcement of any rights under this Agreement;

(xix)	enter into or terminate any material interest rate, currency, equity or commodity swaps, hedges, derivatives, options, forward sales contracts or other financial instruments or like transaction;

(xx)

except as required by the terms of the Company Benefit Plans or any written employment Contracts in effect on the date of this Agreement and disclosed in Section 3.1(q)(ii) of the Company Disclosure Letter, (A) enter into, grant, accelerate, or increase any severance, change of control or termination pay to (or amend any existing arrangement relating to the foregoing with) any director, officer, employee or individual consultant of the Company or any of its Subsidiaries; (B) grant, accelerate, or increase any payment, award (equity or otherwise) or other benefits payable to, or for the benefit of, or make any bonus payment to, any director, officer, employee or individual consultant of the Company or any of its Subsidiaries, except in the ordinary course of business consistent with past practice (provided that payments of bonuses which are to be used to purchase Company Shares shall not be considered ordinary course of business consistent with past practice); (C) increase the coverage, contributions, funding requirements or benefits available under any Company Benefit Plan or adopt, establish or create any new plan which would be considered to be a Company Benefit Plan once created; (D) increase compensation (in any form), bonus levels or other benefits payable to any director, officer, employee or consultant of the Company or any of its Subsidiaries or grant any general increase in the rate of wages, salaries, bonuses or other remuneration, including under any Company Benefit Plan, except in the ordinary course of business consistent with past practice; (E) make any material determination under any Company Benefit Plan that is not in the ordinary course of business consistent with past practice, other than determinations in furtherance of acceleration, vesting or similar determinations in connection with the transactions described herein; or (F) take or propose any action to effect any of the foregoing; provided that nothing in this Agreement shall be deemed to (X) guarantee employment for any period of time for, or preclude the ability of the Purchaser to terminate the employment of, any employee of the Company or any of its Subsidiaries after the Effective Time, (Y) require the Purchaser to continue any benefit plan or to prevent the amendment, modification or termination thereof after the Effective Date or will prohibit the Purchaser from amending or terminating any benefit plan or arrangement covering any continuing employee on or after the Effective Date, or (Z) constitute an amendment to any benefit plan;

(xxi)	make or forgive any loans or advances to any of its officers, directors, employees, agents or consultants;

(xxii)	make any bonus or profit sharing distribution or similar payment of any kind;

(xxiii)	waive, release or condition any material non-compete, non-solicit, non-disclosure, confidentiality or other restrictive covenant owed to the Company;

(xxiv)	take any action or fail to take any action that would result in the termination, variance or relinquishment of any Company Mineral Rights or Company Surface Rights; or

(xxv)

take any action or fail to take any action which action or failure to act would reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension of, or the revocation or limitation of rights under, any material Authorizations necessary to conduct its businesses as now conducted

(c)	the Company shall use its commercially reasonable efforts to maintain any material Authorizations necessary to conduct its businesses as now conducted;

(d)

the Company shall use commercially reasonable efforts to cause its current material insurance (or re-insurance) policies maintained by the Company or any of its Subsidiaries not to be cancelled or terminated or any of the coverage thereunder to lapse;

(e)	the Company shall not, and shall cause each of its Subsidiaries not to:

(i)	take any action inconsistent with past practice relating to the filing of any Tax Return or the withholding, collecting, remitting and payment of any Tax, except as may be required by Law;

(ii)

amend any Tax Return or change any of its methods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of its income Tax return for the taxation year ended December 31, 2021, except as may be required by Law;

(iii)

make, amend, change or revoke any material Tax election or designation (other than any election that has yet to be made in respect of any event or circumstance occurring prior to the date of the Agreement), enter into any material agreement with a Governmental Entity with respect to Taxes, surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refunds or consent to the extension or waiver of the limitation period applicable to any material Tax matter;

(iv)	enter into any Tax sharing, Tax allocation, Tax related waiver or Tax indemnification agreement; or

(v)	settle or compromise (or offer to settle or compromise) any material Tax claim, audit, proceeding, assessment, re-assessment or liability;

(f)

the Company shall prepare, or shall cause to be prepared, and shall duly and timely file prior to the Effective Date all Tax Returns of the Company and its Subsidiaries that are required to be filed on or before the Effective Date, and shall remit all Taxes that are required to be paid in respect of such Tax Returns;

(g)

the Company shall keep the Purchaser reasonably informed, on a current basis, of any events, discussions, notices or changes with respect to any Tax or regulatory investigation or any other investigation by a Governmental Entity or action involving the Company or any of its Subsidiaries (other than (i) with respect to OT LLC and (ii) ordinary course communications which could not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole);

(h)

the Company will consider in good faith any reasonable requests by the Purchaser that the Company or its Subsidiaries take any action regarding Tax filing matters, including filing of notices of appeal and other actions in respect of notices of assessment from the Canada Revenue Agency or other Governmental Entity;

(i)

the Purchaser may request that the Company take or cause its Subsidiaries to take any action referred to in Section 5.1(e) where such action is necessary to preserve the Company or relevant Subsidiary’s rights (including, without limitation, due to the potential expiry of any limitation or statute-barring period);

(j)

the Company shall give the Purchaser reasonable notice of any “investments” (as defined for purposes of section 212.3 of the Tax Act) in any corporation that is a “foreign affiliate” of the Company and/or any of its Subsidiaries (including, for greater certainty, an indirect investment described in paragraph 212.3(10)(f) of the Tax Act);

(k)

the Company shall not authorize, agree to, propose, enter into or modify any contract, agreement, commitment or arrangement, to do any of the matters prohibited by the other subsections of this Section 5.1 or resolve to do so.

5.2	Mutual Covenants of the Parties Relating to the Arrangement

Each of the Parties covenants and agrees that, subject to the terms and conditions of this Agreement, during that period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)

it shall use its commercially reasonable efforts to, and shall cause its Subsidiaries to use all commercially reasonable efforts to, satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement, including using its commercially reasonable efforts to promptly: (i) obtain all necessary waivers, consents and approvals required to be obtained by it or any of its Subsidiaries from parties to the Company Material Contracts as set out on Section 3.1(y)(iii) of the Company Disclosure Letter; (ii) obtain all necessary and material Authorizations (including the Regulatory Approvals) as are required to be obtained by it or any of its Subsidiaries under applicable Laws; (iii) fulfill all conditions and satisfy all provisions of this Agreement and the Arrangement required to be satisfied by it, including, if applicable, delivery of the certificates of their respective officers contemplated by Sections 6.2(a), 6.2(b), 6.2(c), 6.3(a) and 6.3(b); and (iv) co-operate with the other Parties in connection with the performance by it and its Subsidiaries of their obligations hereunder;

(b)

it shall not take any action, shall refrain from taking any action, and shall not permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to, individually or in the aggregate, materially impede or materially delay the consummation of the Arrangement or the other transactions contemplated herein;

(c)

it shall use commercially reasonable efforts to: (A) defend all lawsuits or other legal, regulatory or other Proceedings against itself or any of its Subsidiaries challenging or affecting this Agreement or the consummation of the transactions contemplated hereby; (B) appeal, overturn or have lifted or rescinded any injunction or restraining order or other order, including Orders, relating to itself or any of its Subsidiaries which may materially adversely affect the ability of the Parties to consummate the Arrangement; and (C) appeal or overturn or otherwise have lifted or rendered non-applicable in respect of the Arrangement, any Law that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement;

(d)

it shall carry out the terms of the Interim Order and Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on it or its Subsidiaries or affiliates with respect to the transactions contemplated hereby; and

(e)

each Party shall remain in compliance in all material respects with their respective agreements, covenants and obligations under all other agreements between the Company and any of its Subsidiaries on the one hand and the Parent, the Purchaser or their respective affiliates on the other hand, including the Amended HoA.

5.3	Covenants of the Company Relating to Employees

(a)

The Company shall take such actions as are necessary under the terms of the Company RSU Plan, the Company PSU Plan, the Company DSU Plan, and the Plan of Arrangement, to facilitate the surrender and termination of all Company RSUs, Company PSUs, and Company DSUs on the terms contemplated in the Plan of Arrangement.

(b)

Each of the Parent and the Purchaser covenant and agree, and after the Effective Time will cause the Company and any successor to the Company, to honour and comply in all respects with the terms of (i) the employment, indemnification, change in control, severance, retention, termination or other compensation agreements and employment and severance obligations of the Company or any of its Subsidiaries and, in the case of employees of the Parent or its Subsidiaries that are working for or are seconded to the Company or its Subsidiaries, the obligations of the Parent or its Subsidiary in connection therewith set out in Section 5.3(b)(i) of the Disclosure Letter, and (ii) the obligations of the Company and its Subsidiaries under the Company Benefit Plans and, in the case of employees of the Parent or its Subsidiaries that are working for or are seconded to the Company or one of its Subsidiaries, the obligations of the Parent or its Subsidiary in connection with any plans to which such employees are beneficiaries set out in Section 5.3(b)(ii) of the Disclosure Letter.

(c)

Each of the Parent and the Purchaser agree and acknowledge that the Company has instituted special retention and/or transition bonus programs in connection with the Arrangement and, subject to completion of the Arrangement, each of the Parent and the Purchaser covenant and agree to cause the Company to allocate and pay out to the eligible Company employees bonus amounts set out in Section 5.3(c) of the Disclosure Letter pursuant to the terms of such special retention and/or transition bonus programs. The Company shall not make any payment in connection with the special retention and/or bonus programs other than those set out in Section 5.3(c) of the Disclosure Letter without the Parent and the Purchaser’s prior written consent.

5.4	Non-Solicitation

(a)

Except as otherwise expressly provided in this Section 5.4, the Company and its Subsidiaries shall not, directly or indirectly, through any officer, director, employee, representative, (including any financial or other advisor) or agent of the Company or any of its Subsidiaries (collectively, the “Representatives”):

(i)

solicit, initiate, encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any of its Subsidiaries) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal;

(ii)

enter into, engage in, continue or otherwise participate in any discussions or negotiations with any Person (other than the Purchaser and its Subsidiaries or affiliates) in respect of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, provided that the Company may advise any Person of the restrictions applicable to the Company and its Subsidiaries set forth in this Agreement;

(iii)	make a Company Change in Recommendation;

(iv)

accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any publicly announced Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five Business Days following the public announcement of such Acquisition Proposal will not be considered to be in violation of this Section 5.4(a)(iv); provided that the Company Board has rejected such Acquisition Proposal and affirmed the Company Board Recommendation by press release before the end of such five Business Day period (or in the event that the Company Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Company Meeting); provided, further, that the Company shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Purchaser and its counsel); or

(v)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or understanding relating to any Acquisition Proposal.

(b)

The Company shall, and shall cause its Subsidiaries and Representatives to immediately cease any existing solicitation, encouragement, discussions, negotiations or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser and its Subsidiaries or affiliates) conducted by the Company or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and, in connection therewith, the Company shall:

(i)

immediately discontinue access to and disclosure of its and its Subsidiaries’ confidential information (and not allow access to or disclosure of any such confidential information, or any data room, virtual or otherwise); and

(ii)

as soon as possible request (and in any case within two Business Days), and exercise all rights it has (or cause its Subsidiaries to exercise any rights that they have) to require the return or destruction of all confidential information (including derivative information) regarding the Company and its Subsidiaries previously provided to any Person (other than the Purchaser) in connection with a possible Acquisition Proposal to the extent such information has not already been returned or destroyed and the Company or its applicable Subsidiary has the right to request such return or destruction pursuant to a confidentiality agreement that is in force and effect, and shall use its reasonable best efforts to ensure that such requests are fully complied with to the extent the Company is entitled.

(c)

The Company represents and warrants that neither the Company nor any of its Subsidiaries has waived any standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which the Company or any of its Subsidiaries is a Party as of the date hereof. Subject to Section 5.4(d), the Company covenants and agrees that:

(i)

the Company shall take all necessary action to enforce each standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which the Company or any of its Subsidiaries is a party; and

(ii)

neither the Company nor any of its Subsidiaries nor any of their respective Representatives have released or will, without the prior written consent of the Purchaser, release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting the Company, or any of its Subsidiaries, under any standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which the Company or any of its Subsidiary is a party (it being acknowledged by the Purchaser and the Parent that the automatic termination or automatic release, in each case pursuant to the terms thereof, of any standstill restrictions of any such agreements as a result of the entering into and announcement of this Agreement shall not be a violation of this Section 5.4(c)).

(d)	If the Company, or any of its Subsidiaries or any of their respective Representatives receives:

(i)	any inquiry, proposal or offer made after the date of this Agreement that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal; or

(ii)

any request for copies of, access to, or disclosure of, confidential information relating to the Company or any Subsidiary in connection with any proposal that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, including information, access or disclosure relating to the properties, facilities, books or records of the Company or any Subsidiary, in each case made after the date of this Agreement;

then, the Company shall promptly notify the Purchaser orally, and then in writing within 24 hours, of such Acquisition Proposal, inquiry, proposal, offer or request

(irrespective of whether the Acquisition Proposal, inquiry, proposal, offer or request is conditional upon the Company not disclosing the receipt, or contents of the Acquisition Proposal, inquiry, proposal or request to any person), including the identity of the Person making such Acquisition Proposal, inquiry, proposal, offer or request and the material terms and conditions thereof and provide copies of all written documents, correspondence or other material received in respect of, from or on behalf of any such Person. The Company shall keep the Purchaser fully informed on a current basis of the status of material developments with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any material changes, modifications or other amendments thereto.

(e)

Nothing contained in this Section 5.4 shall prohibit the Company Board from making disclosure to Company Shareholders as required by applicable Law, including complying with Section 2.17 of National Instrument 62-104 - Takeover Bids and Issuer Bids and similar provisions under Canadian Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal and Rule 14d 9 under the Exchange Act, provided, however, neither the Company nor the Company Board shall be permitted to recommend that the Company Shareholders tender any securities in connection with any take-over bid that is an Acquisition Proposal.

(f)

Notwithstanding anything to the contrary in this Agreement, but subject to Section 5.4(g), the Unconflicted Company Board may, at any time prior to obtaining the Company Shareholder Approval, make a Company Change in Recommendation in response to an Intervening Event if the Unconflicted Company Board (based upon, amongst other things, the recommendation of the Special Committee) has determined in good faith, after consultation with the Company’s external legal and financial advisors, that the failure by the Unconflicted Company Board to make such a Company Change in Recommendation in response to such Intervening Event would be inconsistent with its fiduciary duties.

(g)

Upon becoming aware of an Intervening Event, the Company shall promptly provide written notice to the Purchaser describing the Intervening Event in reasonable detail (the “Intervening Event Notice”), and shall at all times keep the Purchaser reasonably informed of developments with respect to such Intervening Event (whether or not such Intervening Event results in a Company Change in Recommendation). Prior to the Unconflicted Company Board making a Company Change in Recommendation in response to an Intervening Event, (A) the Company shall provide written notice to the Purchaser that the Unconflicted Company Board intends to make a Company Change in Recommendation and specifying, in reasonable detail, the underlying facts giving rise to, and the reasons for making, a Company Change in Recommendation, including the reasons for which the Unconflicted Company Board believes that failure to make a Company Change in Recommendation in response to the Intervening Event would be inconsistent with its fiduciary duties, (B) during the period ending on the earlier of five Business Days following receipt by the Purchaser of the Intervening Event Notice and the third Business Day prior to the Company Meeting (the “Intervening Event Period”), the Purchaser shall have the opportunity (but not the obligation) to request such additional information about the Intervening Event as it may reasonably require (which information shall be provided promptly to the Purchaser, to the extent it is available to the Company), and (C) at the end of such Intervening Event Period, the Unconflicted Company Board (based upon, amongst other things, the recommendation of the Special Committee) shall have determined in good faith, after consultation with the Company’s external legal and financial advisors that the failure by the Unconflicted Company Board to make a Company Change in Recommendation in response to such Intervening Event would continue to be inconsistent with its fiduciary duties.

(h)

If the Company delivers an Intervening Event Notice to the Purchaser after a date that is less than five Business Days prior to the Company Meeting, the Company shall be entitled to, and the Company shall upon request by the Purchaser, postpone the Company Meeting to a date that is not more than 15 Business Days after the scheduled date of the Company Meeting (and, in any event, prior to the Outside Date).

(i)

For greater certainty, notwithstanding any Company Change in Recommendation (but subject to Section 5.4(h)), unless this Agreement has been terminated in accordance with its terms, the Company shall call the Company Meeting to occur and the Arrangement Resolution to be put to the Company Shareholders thereat for consideration in accordance with this Agreement, and the Company shall not, except as required by applicable Law, submit to a vote of the Company Shareholders any Acquisition Proposal other than the Arrangement Resolution prior to the termination of this Agreement.

(j)	The Company acknowledges and agrees that any Company Change in Recommendation may only be made pursuant to Section 5.4(f) and no other provisions of this Agreement.

(k)

Without limiting the generality of the foregoing, the Company shall advise its Subsidiaries and its Representatives of the prohibitions set out in this Section 5.4 and any violation of the restrictions set forth in this Section 5.4 by the Company, its Subsidiaries or Representatives shall be deemed to be a breach of this Section 5.4 by the Company.

5.5	Access to Information; Confidentiality

(a)

From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, subject to compliance with applicable Laws, COVID-19 Measures and the terms of any existing Contracts, the Company shall, and shall cause its Representatives to, afford to the Purchaser and its Representatives, upon reasonable notice, such access as the Purchaser may require at all reasonable times for purposes of consummating the transactions contemplated by this Agreement, including, for the purpose of facilitating integration business planning and Tax Planning, to its officers, employees, agents, properties (including without limitation, any leased or owned office space or other real property), books, records and Contracts.

(b)

Notwithstanding any provision of this Agreement, the Company shall not be obligated to provide access to, or to disclose, any information to the Purchaser if the Company reasonably determines that such access or disclosure would jeopardize any attorney-client or other privilege claim by the Company or any of its Subsidiaries; provided that the Company shall use its commercially reasonable efforts to otherwise make available such information to the Purchaser notwithstanding such impediment, including by causing the documents or information that are subject to such privilege to be provided in a manner that would not reasonably be expected to violate or jeopardize such privilege.

5.6	Insurance and Indemnification

(a)

Prior to the Effective Time, the Purchaser shall provide to the Company evidence of a customary “tail” policy of directors’ and officers’ liability insurance from a reputable and financially sound insurance carrier containing terms and conditions no less favourable in the aggregate to the protection provided by the policies maintained by the Company and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time and the Purchaser will, and will cause its Subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for no less than six years from the Effective Time. From and after the Effective Time, the Purchaser agrees not to take any action to terminate such directors’ and officers’ liability insurance or adversely affect the rights of the Company’s present and former directors and officers thereunder.

(b)

The Company will, and will cause its Subsidiaries to, honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of the Company and its Subsidiaries under Law and under the articles or other constating documents of the Company and/or its Subsidiaries or to the extent that they are disclosed in Section 5.6(b) of the Company Disclosure Letter, under any agreement or contract of any indemnified person with the Company or with any of its Subsidiaries, and acknowledges that such rights shall survive the completion of the Plan of Arrangement, and, to the extent within the control of the Company, the Company shall ensure that the same shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such indemnified person and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date.

(c)	From and following the Effective Time, the Purchaser will cause the Company to comply with its obligations under Section 5.6(b).

(d)

If the Company or the Purchaser or any of their successors or assigns shall (i) amalgamate, consolidate with or merge or wind-up into any other person and shall not be the continuing or surviving corporation or entity; or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns and transferees of the Company or the Purchaser, as the case may be, shall assume all of the obligations of the Company or the Purchaser, as applicable, set forth in this Section 5.6.

(e)

The provisions of this Section 5.6 are intended for the benefit of, and shall be enforceable by, each insured or indemnified Person (as identified in the relevant policy), his or her heirs and his or her legal representatives and, for such purpose, the Company hereby confirms that it is acting as trustee on their behalf, and agrees to enforce the provisions of this Section 5.6 on their behalf. Furthermore, this Section 5.6 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six years.

5.7	Pre-Acquisition Reorganization

(a)

The Company agrees to effect such reorganization of its business, operations, Subsidiaries and assets or such other transactions (each, a “Pre-Acquisition Reorganization”) as the Purchaser may reasonably request prior to the Effective Date, and the Plan of Arrangement, if required, shall be modified accordingly; provided, however, that the obligations of the Company pursuant to this Section 5.7 shall be conditional on the understanding that (i) any Pre-Acquisition Reorganization is not, in the opinion of the Company, acting reasonably, prejudicial to the Company Shareholders (as a whole), (ii) any Pre-Acquisition Reorganization does not require the Company to obtain the approval of the Company Shareholders, (iii) any Pre-Acquisition Reorganization would not reasonably be expected to impede or materially delay the consummation of the Arrangement, (iv) any Pre-Acquisition Reorganization shall not require the Company or any Subsidiary to contravene any applicable Laws, their respective organizational documents or any Contract or Authorization, (v) any Pre-Acquisition Reorganization shall not, in the opinion of the Company, acting reasonably, materially interfere with the ongoing operations of the Company or its Subsidiaries, (vi) the Company and its Subsidiaries shall not be obligated to take any action that would reasonably be expected to result in any Taxes being imposed on, or any adverse Tax or other consequences to, any Company Shareholder or the holders of Company RSUs, Company PSUs or Company DSUs that are incrementally greater than the Taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization, (vii) does not result in the withdrawal or material modification of the Fairness Opinions or the Valuation, (viii) shall be effected as close as reasonably practicable to the Effective Time and (ix) the Purchaser agrees that it will be responsible for all reasonable costs and expenses (including Taxes) associated with any Pre-Acquisition Reorganization to be carried out at its request and shall indemnify and save harmless the Company and its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any such Pre-Acquisition Reorganization (including in respect of any reversal, modification or termination of a Pre-Acquisition Reorganization). The Purchaser shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization in reasonable detail at least 15 Business Days prior to the Effective Date. Any step or action taken by the Company or its Subsidiaries in furtherance of a proposed Pre-Acquisition Reorganization shall not be considered to be a breach of any representation, warranty or covenant of the Company contained in this Agreement. If the Arrangement is not completed, the Purchaser or the Parent shall forthwith reimburse the Company or at the Company’s direction, its Subsidiaries, for all reasonable fees and expenses (including any professional fees and expenses and taxes) incurred by the Company and its Subsidiaries in considering or effecting a Pre-Acquisition Reorganization and shall be responsible for any fees, expenses and costs (including professional fees and expenses and taxes) of the Company and its Subsidiaries in reversing or unwinding any Pre-Acquisition Reorganization that was effected.

(b)	Subject to Section 5.7(a), the Company agrees that it shall, and shall cause each of its Subsidiaries to, cooperate with the Purchaser and the Parent in good faith to plan, prepare and implement such Pre-Acquisition Reorganizations as are desirable and requested by the Purchaser or the Parent.

(c)

The Company agrees to provide the Purchaser with all information in its possession or available to it in respect of tax attributes, tax loss or valuation of its direct or indirect property that may be reasonably requested by the Purchaser in planning for any Pre-Acquisition Reorganization or any reorganization to be undertaken immediately after the Effective Time.

5.8	Regulatory Approvals

(a)

Each Party shall, as promptly as practicable, prepare and file all necessary documents, registrations, statements, petitions, filings and applications required to be prepared or filed by it in respect of obtaining or satisfying the Regulatory Approvals and use its commercially reasonable efforts to obtain and maintain such Regulatory Approvals as promptly as practicable after the date of this Agreement but in any event by or prior to the Outside Date.

(b)

Each Party shall keep the other Parties informed as to the status of and the processes and proceedings relating to obtaining the Regulatory Approvals, and shall promptly notify the other Parties of any communication from any Governmental Entity in respect of the transactions contemplated by this Agreement, and shall not make any submissions or filings, participate in any meetings or any material conversations with any Governmental Entity in respect of any filings, investigations or other inquiries related to the transactions contemplated by this Agreement unless it consults with the other Parties in advance and gives the other Parties the opportunity to review drafts of any submissions or filings, or attend and participate in any communications or meetings.

5.9	TSX and NYSE Delisting

The Purchaser and the Company shall use their commercially reasonable efforts to cause, and do or cause to be done all things reasonably necessary or advisable under applicable Law, and the rules and regulations of the TSX and NYSE to enable, the Company Shares to be delisted from the TSX and the NYSE promptly, with effect as soon as practicable following the acquisition by the Purchaser of the Company Shares pursuant to the Arrangement, and cause the deregistration of the Company Shares and suspension of the Company’s reporting obligations under the U.S. Exchange Act as promptly as practicable thereafter.

ARTICLE 6

CONDITIONS

6.1	Mutual Conditions Precedent

The respective obligations of the Parties to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived with the mutual consent of the Parties:

(a)	the Company Shareholder Approval shall have been obtained in accordance with the Interim Order;

(b)

the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement and in form and substance acceptable to each of the Purchaser and the Company, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise; and

(c)

no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Order or Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement.

6.2	Additional Conditions Precedent to the Obligations of the Purchaser and Parent

The obligation of the Purchaser and the Parent to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of the Purchaser and the Parent and may be waived by the Purchaser and the Parent, in whole or in part at any time, each in its sole discretion, without prejudice to any other rights which the Purchaser may have):

(a)	the representations and warranties of the Company set forth in:

(i)

Section 3.1(a) [Organization], Section 3.1(b) [Authorization, Validity of Agreement, Company Action], Section 3.1(c) [Board Approvals], Section 3.1(d) [No Violations], Section 3.1(e) [Consents and Approvals], Section 3.1(f)(ii) and Section 3.1(f)(iii) [Subsidiaries], Section 3.1(r)(ii) [Absence of Certain Changes or Events], and Section 3.1(ee) [Brokers, Expenses] shall be true and correct in all material respects as of the Effective Time as if made as at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date);

(ii)	Section 3.1(i)(i) [Capitalization] shall be true and correct in material all respects as of the date of this Agreement; and

(iii)

the other provisions of this Agreement shall be true and correct in all material respects (disregarding for purposes of this clause (iii) any materiality or the Company Material Adverse Effect qualification contained in any such representation or warranty) as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), and except in the case of this clause (iii) where the failure to be so true and correct in all respects, individually or in the aggregate, would not have a Company Material Adverse Effect, and the Company shall have provided to the Purchaser and the Parent, a certificate of two senior officers of the Company certifying (on the Company’s behalf and without personal liability) the foregoing dated the Effective Date;

(b)	the Company shall have complied in all material respects with its covenants herein to be complied with prior to the Effective Time and the Company shall have provided to the Purchaser and the Parent, a certificate of two senior officers of the Company certifying (on the Company’s behalf and without personal liability) compliance with such covenants dated the Effective Date;

(c)

since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public), a Company Material Adverse Effect and the Company shall have provided to the Purchaser and the Parent, a certificate of two senior officers of the Company to that effect (on the Company’s behalf and without personal liability);

(d)

the number of Company Shares held by the Company Shareholders that have validly exercised Dissent Rights (and not withdrawn such exercise) shall not exceed 12.5% of Company Shares issued and outstanding as of the date hereof; and

(e)	there shall be no action or proceeding pending by a Governmental Entity that would, if successful:

(i)	enjoin or prohibit the Purchaser’s ability to acquire, hold, or exercise full rights of ownership over, any Company Shares, including the right to vote Company Shares; or

(ii)	if the Arrangement is consummated, have a Company Material Adverse Effect.

6.3	Additional Conditions Precedent to the Obligations of the Company

The obligation of the Company to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of the Company and may be waived by the Company, in whole or in part at any time, in its sole discretion, without prejudice to any other rights which the Company may have):

(a)	The representations and warranties of the Purchaser and the Parent set forth in:

(i)

Section 4.1(a) [Organization], Section 4.1(b) [Authorization; Validity of Agreement; Company Action], Section 4.1(d) [Funds Available] and Section 4.1(k) [Valuation Information] shall be true and correct in all material respects as of the Effective Time as if made as at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date); and

(ii)

the other provisions of this Agreement shall be true and correct in all material respects (disregarding for purposes of this clause 6.3(a)(ii) any materiality qualification contained in any such representation or warranty) as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), and except in the case of this clause (ii) where the failure to be so true and correct in all respects individually or in the aggregate would not materially impede consummation of the Arrangement, and the Purchaser shall have provided to the Company a certificate of two senior officers of the Purchaser certifying (on the Purchaser’s behalf and without personal liability) the foregoing dated the Effective Date; and

(b)

the Purchaser shall have complied in all respects with its covenants in Section 2.8 [Payment of Consideration] and the Purchaser and the Parent shall have complied in all material respects with its other covenants herein and the Purchaser shall have provided to the Company a certificate of two senior officers of the Purchaser certifying (on the Purchaser’s behalf and without personal liability) compliance with such covenants dated the Effective Date.

6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time. For greater certainty, and notwithstanding the terms of any escrow arrangement entered into between the Parties and the Depositary, all funds held in escrow by the Depositary pursuant to Section 2.8 hereof shall be released from escrow at the Effective Time without any further act or formality required on the part of any person.

6.5	Notice of Breach

(a)

Each Party will give prompt notice to the other Parties of the occurrence or failure to occur (in either case, actual, anticipated, contemplated or, to the knowledge of such Party, threatened), at any time from the date hereof until the Effective Time, of any event or state of facts of which it is aware which occurrence or failure would, or would be likely to:

(i)

cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Date if the failure to be so true or accurate would cause any condition set forth in Section 6.2(a) or Section 6.3(a), as applicable, not to be satisfied; or

(ii)

result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party prior to or at the Effective Date if the failure to be so true or accurate would cause any condition set forth in Section 6.2(b) or Section 6.3(b), as applicable, not to be satisfied.

(b)

Notification provided under this Section 6.5 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

ARTICLE 7

TERM, TERMINATION, AMENDMENT AND WAIVER

7.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

7.2	Termination

(a)	This Agreement may be terminated at any time prior to the Effective Time:

(i)	by mutual written agreement of the Company and the Purchaser;

(ii)	by either the Company or the Purchaser, if:

(A)

the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 7.2(a)(ii)(A) shall not be available to any Party (or, in the case of the Purchaser, by the Purchaser or the Parent) whose failure to fulfill any of its covenants or agreements or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

(B)

after the date hereof, there shall be enacted or made any applicable Law or Order that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement and such Law, Order or enjoinment shall have become final and non-appealable; provided that the Party seeking to terminate this Agreement under this Section 7.2(a)(ii)(B) has complied with Section 5.2(c) in all material respects; or

(C)

the Company Meeting is duly convened and held and the Company Shareholder Approval shall not have been obtained as required by the Interim Order; provided that a Party may not terminate this Agreement pursuant to this Section 7.2(a)(ii)(C) if the failure to obtain the Company Shareholder Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(iii)	by the Purchaser, if:

(A)

prior to the Company Shareholder Approval having been obtained: (1) the Unconflicted Company Board or any committee thereof: (i) fails to unanimously recommend or withdraws, amends, modifies or qualifies, in a manner adverse to the Purchaser or states an intention to withdraw, amend, modify or qualify the Company Board Recommendation, (ii) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or a neutral position with respect to an Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Company Meeting, if sooner), (iii) publicly announces that it proposes to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal, or (iv) fails to publicly reaffirm (without qualification) the Company Board Recommendation within five Business Days after having been requested in writing by the Purchaser to do so (or in the event the Company Meeting is scheduled to occur within such five (5) Business Day period, prior to the third Business Day prior to the Company Meeting) or (2) the Company Board shall have resolved or proposed to take any of the foregoing actions (each of the foregoing described in clauses (1) or (2), a “Company Change in Recommendation”);

(B)	prior to the Company Shareholder Approval having been obtained, the Company shall have breached Section 5.4 in any material respect;

(C)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.2(a) or Section 6.2(b) not to be satisfied, and such breach is not cured in accordance with the terms of Section 7.2(b); provided that the Purchaser is not then in breach of this Agreement so as to cause any condition in Section 6.3(a) or Section 6.3(b) not to be satisfied; or

(D)	there has occurred after the date hereof a Company Material Adverse Effect which is incapable of being cured on or prior to the Outside Date;

(iv)	by the Company, if:

(A)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser or the Parent set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.3(a) or Section 6.3(b) not to be satisfied, and such breach is not cured in accordance with the terms of Section 7.2(b); provided that the Company is not then in breach of this Agreement so as to cause any condition in Section 6.2(a) or Section 6.2(b) not to be satisfied;

(b)

The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(a)(i)) (the “Terminating Party”) shall give written notice (“Termination Notice”) of such termination to the other Party (the “Breaching Party”), specifying in reasonable detail the basis for such Party’s exercise of its termination right, which Termination Notice shall include, in the case of a termination pursuant to Section 7.2(a)(iii)(C) [Breach of the Company Representations, Warranties or Covenants], Section 7.2(a)(iv)(A) [Breach of the Purchaser Representations, Warranties or Covenants] as the case may be, in reasonable detail, all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for such termination. After delivering a Termination Notice, as long as the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date (provided that any wilful breach shall be deemed to be incapable of so being cured), the Terminating Party may not exercise such termination right until the earlier of (i) the Outside Date and (ii) the date that is 20

Business Days following receipt of such Termination Notice by the Breaching Party, if such breach has not been cured by such date.

(c)

If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become null and void and be of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except that:

(i)

in the event of termination under Section 7.1 as a result of the Effective Time occurring, the provisions of this Section 7.2(c) and Sections 2.10, 2.11, 5.3(c), 5.6, 8.2 to and including Section 8.10, and all related definitions set forth in Section 1.1 and the applicable interpretation provisions in Article 1 shall survive for a period of six years thereafter;

(ii)

in the event of termination under Section 7.2, the provisions of this Section 7.2(c) and Sections 2.11, 5.3(b), 5.7(a), 7.3 and 8.2 to and including 8.10, and all related definitions set forth in Section 1.1, the applicable interpretation provisions in Article 1 shall survive any termination hereof pursuant to Section 7.2; and

(iii)	no Party shall be relieved or released from any liabilities or damages arising out of fraud or of its wilful and material breach of any provision of this Agreement.

7.3	Expense Reimbursement

(a)

Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

(b)	For the purposes of this Agreement, “Expense Reimbursement Amount” means US$15,000,000.

(c)	For the purposes of this Agreement, “Company Reimbursement Event” means the termination of this Agreement:

(i)	by any Party pursuant to Section 7.2(a)(ii)(A) [Outside Date] provided the condition precedent set out in Section 6.2(d) [Dissent Rights] has not been met;

(ii)

by any Party pursuant to Section 7.2(a)(ii)(C) [Failure to Obtain Company Shareholder Approval] provided that a Company Change in Recommendation has not occurred and the failure to obtain the Company Shareholder Approval has not been caused by, and is not a result of, a breach by the Company of any of its representations or warranties or the failure of the Company to perform any of its covenants or agreements under this Agreement; or

(iii)	by the Company pursuant to Section 7.2(a)(iv)(A) [Breach of Agreement by the Purchaser or the Parent].

(d)

If a Company Reimbursement Event occurs, the Purchaser shall pay the Expense Reimbursement Amount to the Company, by wire transfer of immediately available funds within two Business Days of termination of this Agreement.

(e)	For the purposes of this Agreement, “Purchaser Reimbursement Event” means:

(i)

any termination of this Agreement pursuant to Section 7.2 in the event that (A) the Company Meeting is duly convened and held and the Company Shareholder Approval is not obtained as required by the Interim Order and (B) the Company has breached Section 5.4 in any material respect;

(ii)

any termination of this Agreement pursuant to Section 7.2 in the event that (A) the Company Meeting is duly convened and held and the Company Shareholder Approval is not obtained as required by the Interim Order and (B) prior to the Company Meeting, a Company Change in Recommendation occurs; or

(iii)	the termination by the Purchaser pursuant to Section 7.2(a)(iii)(C) [Breach of Agreement by the Company].

(f)

If a Purchaser Reimbursement Event occurs, the Company shall pay the Expense Reimbursement Amount to the Purchaser, by wire transfer of immediately available funds within two Business Days of termination of this Agreement.

(g)

For the avoidance of doubt, in no event shall any Party be obligated to pay the Expense Reimbursement Amount on more than one occasion. Payment of the Expense Reimbursement Amount shall be made less any applicable withholding Tax; provided, however, that the Party making the payment shall notify the other Party of its intent to withhold prior to making such withholding, and if requested by the other Party, the Parties shall cooperate to reduce or eliminate the amount so withheld, if possible, through the provision of any Tax forms, information, reports or certificates, including, among others, filing any documents with any relevant Tax authority.

7.4	Amendment

Subject to the provisions of the Interim Order, the Plan of Arrangement and applicable Laws, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Company Shareholders, and any such amendment may without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

7.5	Waiver

Any Party may: (a) extend the time for the performance of any of the obligations or acts of the other Party; (b) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein; or (c) waive inaccuracies in any of the other Parties’ representations or warranties contained herein or in any document delivered by the other Parties; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

ARTICLE 8

GENERAL PROVISIONS

8.1	Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided that it is delivered on a Business Day prior to 5:00 p.m. local time in the place of receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a Business Day then the notice shall be deemed to have been given and received on the next Business Day local time. Notice shall be sufficiently given if delivered (either in Person or by courier), or if transmitted by email to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to the Purchaser and the Parent:

Rio Tinto plc
6 St. James’s Square
London, England
SW1Y 4AD
United Kingdom

Rio Tinto International Holdings Limited
6 St. James’s Square
London, England
SW1Y 4AD
United Kingdom

Attention: Group Company Secretary
Email: company.secretarial@riotinto.com

with a copy (which shall not constitute notice) to:

McCarthy Tétrault LLP
PO Box 48, Suite 5300
Toronto-Dominion Bank Tower
Toronto, Ontario M5K 1E6

Attention: Eva Bellissimo / Shea Small
Email: ebellissimo@mccarthy.ca / ssmall@mccarthy.ca

and with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York, 10004

Attention: Scott Miller
Email: millersc@sullcrom.com

(b)	if to the Company:

Turquoise Hill Resources Ltd.
1 Place Ville-Marie, Suite 3680
Montreal, Quebec
H3B 3P2
Canada

Attention: Dustin Isaacs
Email: dustin.isaacs@turquoisehill.com

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright Canada LLP
1 Place Ville Marie, Suite 2500
Montreal, Quebec, H3B 1R1

Attention: Steve Malas / Elliot Shapiro
Email: steve.malas@nortonrosefulbright.com /
elliot.shapiro@nortonrosefulbright.com

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY, 10019-6064

Attention: Adam Givertz / Ian Hazlett
Email: agivertz@paulweiss.com / ihazlett@paulweiss.com

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
199 Bay St., Suite 4000
Toronto, Ontario, M5L 1A9

Attention: Alex Moore / Markus Viirland
Email: alex.moore@blakes.com / markus.viirland@blakes.com

8.2	Governing Law

This Agreement and all matters arising out of or relating to this Agreement shall be governed by and construed in accordance with the Laws of the Province of British Columbia and the Laws of

Canada applicable therein. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and the Arrangement. Notwithstanding the foregoing, all matters relating to the Plan of Arrangement and the approval of the Arrangement by the Court, including the Interim Order and Final Order, shall be governed by and construed in accordance with the Laws of the Yukon Territory and the Laws of Canada applicable therein.

8.3	Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by a Party, the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at law. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties.

8.4	Time of Essence

Time shall be of the essence in this Agreement.

8.5	Entire Agreement, Binding Effect and Assignment

This Agreement (including the schedules hereto and the Company Disclosure Letter) constitute the entire agreement, and supersede all other prior agreements, understandings, negotiations and discussions, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement or in any certificate delivered pursuant to this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the Parties without the prior written consent of the other Party; provided that each of the Purchaser and the Parent may assign all or part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, any of its affiliates, provided that if such assignment and/or assumption takes place, the Purchaser or the Parent, as applicable, shall continue to be liable joint and severally with such affiliate, as the case may be, for all of its obligations hereunder, and Section 2.11 of this Agreement shall apply to the Purchaser mutatis mutandis in respect of any such assignee.

8.6	No Liability

No director or officer of the Purchaser or the Parent shall have any personal liability whatsoever to the Company under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of the Purchaser or the Parent, as applicable. No director or officer of the Company shall have any personal liability whatsoever to the Purchaser or the Parent under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company.

8.7	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, that provision will be severed from this Agreement and all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

8.8	Waiver of Jury Trial

Each Party hereto (on behalf of itself and any of its affiliates, directors, officers, employees, agents and representatives) hereby waives, to the fullest extent permitted by applicable Laws, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement or the transactions contemplated hereby or the actions of the Parties in the negotiation, administration, performance and enforcement of this Agreement. Each Party hereto:

(a)

certifies that no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such Party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver; and

(b)	acknowledges that it and the other Parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 8.8.

8.9	Third Party Beneficiaries

(a)

The provisions of Section 2.4(f), 5.3(b), 5.3(c), 5.6, 5.7(a) and 8.6 are intended for the benefit of all present and former directors and officers and/or employees of the Company and its Subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and his or her heirs, executors administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and the Company shall hold the rights and benefits thereof in trust for and on behalf of the Third Party Beneficiaries, and the Company hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries.

(b)	Except as provided in this Section 8.9, this Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

8.10	Counterparts, Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

RIO TINTO PLC

Per:	/s/ Jakob Stausholm
Name: Jakob Stausholm
Title: Chief Executive Officer

RIO TINTO INTERNATIONAL HOLDINGS
LIMITED

Per:	/s/ Steven Allen
Name: Steven Allen
Title: Director

TURQUOISE HILL RESOURCES LTD.

Per:	/s/ Maryse Saint-Laurent
Name: Maryse Saint-Laurent
Title: Director

[Signature Page – Arrangement Agreement]

SCHEDULE A

PLAN OF ARRANGEMENT UNDER SECTION 195 OF THE

BUSINESS CORPORATIONS ACT (YUKON)

ARTICLE 1

INTERPRETATION

1.1	DEFINITIONS

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings:

“affiliate” has the meaning ascribed thereto in NI 45-106, in force as of the date of this Agreement, provided that, for purposes of this Agreement, a reference to an affiliate of the Parent or the Purchaser does not include the Company and its Subsidiaries and a reference to an affiliate of the Company does not include the Parent, the Purchaser or their respective Subsidiaries which are not also Subsidiaries of the Company;

“Arrangement” means the arrangement of the Company under Section 195 of the YBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement and Section 6.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order (with the prior written consent of both the Company and the Purchaser, each acting reasonably);

“Arrangement Agreement” means the arrangement agreement made as of September 5, 2022 among the Purchaser, the Parent and the Company, including all schedules annexed thereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution of the Company Shareholders approving the Plan of Arrangement which is to be considered at the Company Meeting substantially in the form of Schedule B to the Arrangement Agreement which is subject to (i) an affirmative vote by the holders of 66 2/3% of the Company Shares voted on the resolution in person or by proxy at the Company Meeting; and (ii) an affirmative vote by a majority of the Company Shares held by the minority Company Shareholders (excluding for this purpose the votes attached to Company Shares held or controlled by persons described in items (a) through (d) of Section 8.1(2) of MI 61-101) voted on the resolution in person or by proxy at the Company Meeting;

“Authorization” means, with respect to any Person, any authorization, Order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, of, from or required by any Governmental Entity having jurisdiction over the Person;

“Business Day” means any day, other than a Saturday, a Sunday or any day on which banks are closed or authorized to be closed for business in London, United Kingdom or Montreal, Quebec, provided however that for the purposes of counting the number of Business Days elapsed, each Business Day will be deemed to commence at 9:00 a.m. (Montreal time) and end at 5:00 p.m. (Montreal time) on the applicable day;

“Canadian Securities Laws” means the Securities Act, together with all other applicable securities Laws, rules and regulations and published policies thereunder or under the securities Laws, rules and regulations and published policies thereunder of any other province or territory of Canada;

“Certificate of Arrangement” means the certificate to be issued by the Director pursuant to subsection 195(11) of the YBCA giving effect to the Arrangement;

“Company” means Turquoise Hill Resources Ltd., a corporation incorporated under the YBCA;

“Company Convertible Security” means Company DSUs, Company RSUs and Company PSUs;

“Company DSU Plan” means the Company’s deferred share unit plan dated July 29, 2021;

“Company DSUs” means outstanding deferred share units granted under the Company DSU Plan;

“Company Meeting” means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Company PSU Plan” means the Company’s performance share unit plan dated July 29, 2021;

“Company PSUs” means outstanding performance share units granted under the Company PSU Plan;

“Company RSU Plan” means the Company’s restricted share unit plan dated July 29, 2021;

“Company RSUs” means outstanding restricted stock units granted under the Company RSU Plan;

“Company Shareholders” means the registered and/or beneficial holders of Company Shares;

“Company Shares” means the common shares in the capital of the Company;

“Consideration” means $43.00 in cash per Company Share;

“Court” means the Supreme Court of the Yukon, or other competent court, as applicable;

“Depositary” means TSX Trust Company;

“Dissent Rights” has the meaning specified in Section 4.1;

“Dissent Shares” means the Company Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights in accordance with the YBCA and the terms of the Interim Order and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

“Dissenting Shareholder” means a registered Company Shareholder who has duly and validly exercised its Dissent Rights in accordance with the YBCA and the terms of the Interim Order and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Company Shares in respect of which Dissent Rights are validly exercised by such registered Company Shareholder in accordance with the YBCA and the terms of the Interim Order;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 12:01 a.m. Yukon time on the Effective Date, or such other time as the Company and Purchaser agree to in writing before the Effective Date;

“ETA” means Part IX of the Excise Tax Act (Canada);

“Final Order” means the final order of the Court in a form acceptable to both the Purchaser and the Company, each acting reasonably, pursuant to Section 195 of the YBCA approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of both the Purchaser and the Company, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such amendment is acceptable to both the Purchaser and the Company, each acting reasonably);

“Governmental Entity” means: (a) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, minister, ministry, bureau, agency or instrumentality, domestic or foreign; (b) any stock exchange, including the TSX and NYSE, as applicable; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

“GST” means all Taxes payable under the ETA (including, for greater certainty, harmonized sales tax) or under any provincial legislation similar to the ETA, and any reference to a specific provision of the ETA or any such provincial legislation shall refer to any analogous or successor provision thereto of like or similar effect;

“Interim Order” means the interim order of the Court contemplated by Section 2.2 of the Arrangement Agreement and made pursuant to the YBCA in a form acceptable to both the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably);

“Law” or “Laws” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, by-laws, statutes, codes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees, codes, constitutions or other similar requirements, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is biding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended, and, for greater certainty, includes the terms and conditions of any Authorization of or from any Governmental Entity, Canadian Securities Laws, and U.S. Securities Laws;

“Letter of Transmittal” means the letter of transmittal sent to registered Company Shareholders for use in connection with the Arrangement;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“NI 45-106” means National Instrument 45-106 – Prospectus Exemptions;

“Parent” means Rio Tinto plc, a corporation incorporated under the laws of the United Kingdom;

“Person” includes any individual, corporation, limited liability company, unlimited liability company, partnership, limited partnership, limited liability partnership, firm, joint venture, syndicate, capital venture fund, trust, association, body corporate, trustee, executor, administrator, legal representative, estate, government (including any Governmental Entity) and any other form of entity or organization, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with the Arrangement Agreement and this Plan of Arrangement or upon the direction of the Court (with the prior written consent of the Company and the Purchaser, each acting reasonably) in the Final Order;

“Purchaser” means Rio Tinto International Holdings Limited, a corporation incorporated under the laws of the United Kingdom;

“Subsidiary” has the meaning ascribed thereto in the NI 45-106, in force as of the date of this Agreement;

“Tax” or “Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any Governmental Entity (whether foreign or domestic), whether computed on a separate, consolidated, unitary, combined or other basis, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, employment insurance premiums, unemployment insurance, social insurance taxes, Canada Pension Plan contributions, sales, use and goods and services taxes, GST, value added taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, environmental taxes, capital taxes, production taxes, recapture, withholding taxes, employee health taxes, surtaxes, customs, import and export taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing; (ii) any fine, penalty, interest or addition to amounts described in (i), (iii) or (iv); (iii) any tax imposed, assessed, or collected or payable pursuant to any tax-sharing agreement or any other contract relating to the sharing, an indemnity or payment of or for any such tax, levy, assessment, tariff, duty, deficiency, or fee; and (iv) any liability for any of the foregoing as a transferee, successor, guarantor, or by contract, by statute or by operation of Law;

“Tax Act” means the Income Tax Act (Canada);

“TSX” means the Toronto Stock Exchange;

“U.S. Securities Laws” means the U.S. Exchange Act, the U.S. Securities Act, the Sarbanes-Oxley Act, and all other federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as well as the rules, regulations, policies and orders of the NYSE; and

“YBCA” means the Business Corporations Act (Yukon), and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or other portion hereof.

1.3	Currency.

All references to currency herein are to lawful money of Canada and “$” refers to Canadian dollars.

1.4	Gender and Number.

Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

1.5	Certain Phrases, etc.

The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limiting the generality of the foregoing” (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Plan of Arrangement.

1.6	Statutes.

Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

ARTICLE 2

EFFECT OF ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

2.2	Binding Effect

At the Effective Time, this Plan of Arrangement and the Arrangement shall without any further authorization, act or formality on the part of the Court become effective and be binding upon the Purchaser, the Parent, the Company, the Depositary, the registrar and transfer agent of Company, all registered and beneficial Company Shareholders, including Dissenting Shareholders and holders of Company Convertible Securities.

ARTICLE 3

ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, each of the following events shall occur and shall be deemed to occur consecutively in the following order, five minutes apart, except where noted, without any further authorization, act or formality:

(a)

each Company DSU, Company PSU, and Company RSU outstanding immediately prior to the Effective Time (whether vested or unvested), to the extent applicable, respectively, shall be deemed to be unconditionally vested and such Company DSU, Company PSU, or Company RSU, as the case may be, shall, without any further action by or on behalf of a holder the Company DSU, Company PSU, or Company RSU, be deemed to be assigned and transferred by such holder to the Company (free and clear of all Liens) in exchange for a cash payment equal to the Consideration for each Company DSU, Company PSU (taking into account the applicable performance multiplier for each Company PSU), or Company RSU, respectively, and such Company DSU, Company PSU, or Company RSU shall immediately be cancelled;

(b)

concurrently with the step described in Section 3.1(a), (i) each holder of Company DSUs, Company PSUs, and Company RSUs, respectively, shall cease to be a holder of such Company DSUs, Company PSUs, or Company RSUs (ii) each such holder’s name shall be removed from each applicable register maintained by Company, (iii) the Company DSU Plan and Company RSU Plan and all agreements relating to the Company DSUs, Company PSUs, and Company RSUs shall be terminated and shall be of no further force and effect, and (iv) each such holder shall thereafter have only the right to receive, from the Company as described in Section 5.1 below, the consideration that they are entitled to receive pursuant to Section 3.1(a), at the time and in the manner specified therein;

(c)

each of the Dissent Shares shall be deemed to have been transferred without any further act or formality to the Purchaser (free and clear of all Liens) in consideration for a claim against the Purchaser under the YBCA, as modified by the Interim Order, for the amount determined under Section 4.1, and:

(i)

such Dissenting Shareholders shall cease to be the holders of such Company Shares and to have any rights as holders of such Company Shares other than the right to be paid fair value for such Company Shares as set out in Section 4.1;

(ii)	such Dissenting Shareholders’ names shall be removed as the holders of such Company Shares from the registers of Company Shares maintained by or on behalf of Company; and

(iii)

the Purchaser shall be deemed to be the transferee of such Company Shares free and clear of all Liens, and the Purchaser shall be entered in the registers of Company Shares maintained by or on behalf of Company, as the holder of such Company Shares;

(d)

each Company Share outstanding immediately prior to the Effective Time (other than Company Shares held by any of (A) a Dissenting Shareholder who has validly exercised its Dissent Right, of (B) the Purchaser, the Parent or any of their respective affiliates) shall, without any further action by or on behalf of a holder of Company Shares, be deemed to be assigned and transferred by the holder thereof to the Purchaser (free and clear of all Liens) in exchange for the Consideration for each Company Share held, and:

(i)

the holders of such Company Shares shall cease to be the holders thereof and to have any rights as holders of such Company Shares other than the right to be paid the Consideration by the Depositary in accordance with this Plan of Arrangement;

(ii)	such holders’ names shall be removed from the register of the Company Shares maintained by or on behalf of the Company; and

(iii)

the Purchaser shall be deemed to be the transferee of such Company Shares (free and clear of all Liens) and the Purchaser shall be entered in the register of the Company Shares maintained by or on behalf of the Company;

it being expressly provided that the events provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

ARTICLE 4

DISSENT RIGHTS

4.1	Dissent Rights

(a)

In connection with the Arrangement, each registered Company Shareholder may exercise rights of dissent (“Dissent Rights”) with respect to the Company Shares held by such Company Shareholder pursuant to and in the manner set forth in Section 193 of the YBCA, as modified by the Interim Order and this Section 4.1(a); provided that, notwithstanding Section 193(5) of the YBCA, the written objection to the Arrangement Resolution referred to in Section 193(5) of the YBCA must be received by Company not later than 4:00 p.m. (Montreal time) two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who:

(i)	are ultimately entitled to be paid by the Purchaser fair value for their Dissent Shares (1) shall be deemed not to have participated in the transactions in

Article 3 (other than Section 3.1(c)); (2) shall be deemed to have transferred and assigned such Dissent Shares (free and clear of any Liens) to the Purchaser in accordance with Section 3.1(c); (3) will be entitled to be paid the fair value of such Dissent Shares by the Purchaser, which fair value, notwithstanding anything to the contrary contained in the YBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted at the Company Meeting; and (4) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Company Shares; or

(ii)

are ultimately not entitled, for any reason, to be paid by the Purchaser fair value for their Dissent Shares, shall be deemed to have participated in the Arrangement in respect of those Company Shares on the same basis as a non-dissenting Company Shareholder and shall be entitled to receive, and shall receive, only the consideration set forth in Section 3.1(d).

(b)

In no event shall the Parent, the Purchaser or the Company or any other Person be required to recognize a Dissenting Shareholder as a registered or beneficial holder of Company Shares or any interest therein (other than the rights set out in this Section 4.1) at or after the Effective Time, and at the Effective Time the names of such Dissenting Shareholders shall be deleted from the central securities register of the Company as at the Effective Time.

(c)

For greater certainty, in addition to any other restrictions in the Interim Order, no Person shall be entitled to exercise Dissent Rights with respect to Company Shares in respect of which a Person has voted or has instructed a proxyholder to vote in favour of the Arrangement Resolution.

ARTICLE 5

CERTIFICATES AND PAYMENT

5.1	Certificates and Payments

(a)

Following receipt of the Final Order and in any event no later than the Business Day prior to the Effective Date, the Purchaser shall deliver or cause to be delivered to the Depositary sufficient funds to satisfy the aggregate Consideration payable to the Company Shareholders in accordance with Section 3.1(d), which cash shall be held by the Depositary in escrow as agent and nominee for such former Company Shareholders for distribution thereto in accordance with the provisions of this Article 5.

(b)

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Company Shares that were transferred pursuant to Section 3.1(d), together with a duly completed and executed Letter of Transmittal and any such additional documents and instruments as the Depositary may reasonably require, the registered holder of the Company Shares represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Company Shareholder, as soon as practicable, the Consideration that such Company Shareholder has the right to receive under the Arrangement for such Company Shares, less any amounts withheld pursuant to Section 5.3, and any certificate so surrendered shall forthwith be cancelled.

(c)

On or as soon as practicable after the Effective Date, the Company will make payment of the aggregate amount payable to the holders of Company Convertible Securities in accordance with Section 3.1(a). On or as soon as practicable after the Effective Date, the Company shall pay or cause to be paid the amounts, net of applicable withholdings, to be paid to holders of Company Convertible Securities pursuant to this Plan of Arrangement, either (i) pursuant to the normal payroll practices and procedures of Company, or (ii) by cheque or similar means (delivered to such holder of Company Convertible Securities, as reflected on the register maintained by or on behalf of Company in respect of the Company Convertible Securities).

(d)

After the Effective Time and until surrendered for cancellation as contemplated by Section 5.1(b), each certificate that immediately prior to the Effective Time represented one or more Company Shares (other than Company Shares held by the Purchaser, the Parent or any of their respective affiliates) shall be deemed at all times to represent only the right to receive from the Depositary in exchange therefor the Consideration that the holder of such certificate is entitled to receive in accordance with Section 3.1(d), less any amounts withheld pursuant to Section 5.3.

5.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares that were transferred pursuant to Section 3.1(d) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration deliverable in accordance with such holder’s duly completed and executed Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such Consideration, give a bond satisfactory to the Purchaser and the Depositary (acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Purchaser, Parent and the Company in a manner satisfactory to the Purchaser, Parent and the Company, each acting reasonably, against any claim that may be made against the Purchaser, Parent and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	Withholding Rights

The Purchaser, the Company, the Parent and the Depositary, as applicable, shall be entitled to deduct and withhold, or to direct any Person to deduct and withhold on their behalf, from any consideration or other amounts otherwise payable or otherwise deliverable to any of the Company Shareholders, the holders of Company RSUs, Company PSUs or Company DSUs or any other Person under this Plan of Arrangement or the Arrangement Agreement such amounts as the Purchaser, the Company, the Parent or the Depositary, as applicable, reasonably determines are required to be deducted or withheld from such consideration or other amount payable under any provision of any Law in respect of Taxes. Any such amounts will be deducted and withheld from the Consideration or such other amount payable pursuant to this Plan of Arrangement or the Arrangement Agreement, remitted to the relevant Governmental Entity, and treated for all purposes under this Plan of Arrangement as having been paid to the Company Shareholders, the holders of Company RSUs, Company PSUs or Company DSUs or any other Person in respect of which such deduction, withholding and remittance was made.

5.4	Limitation and Proscription

To the extent that a former Company Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 on or before the date that is six years after the Effective Date (the “final proscription date”), then

(a)

the Consideration that such former Company Shareholder was entitled to receive shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Company Shares pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration,

(b)	the Consideration that such former Company Shareholder was entitled to receive shall be delivered to the Purchaser or Company, as applicable, by the Depositary,

(c)	the certificates formerly representing Company Shares shall cease to represent a right or claim of any kind or nature as of such final proscription date, and

(d)

any payment made by way of cheque by the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the final proscription date shall cease to represent a right or claim of any kind or nature.

5.5	No Liens

Any exchange or transfer of Company Shares pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

5.6	Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Company Shares, Company RSU, Company DSUs and Company PSUs issued prior to the Effective Time; (ii) the rights and obligations of the registered holders of Company Shares (other than the Purchaser, Parent or any of their respective affiliates), Company RSUs, Company DSU, Company PSUs, and of the Company, the Purchaser, Parent, the Depositary and any transfer agent or other depositary in relation thereto, shall be solely as provided for in this Plan of Arrangement and the Arrangement Agreement; and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares and Company RSU, Company DSUs and Company PSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 6

AMENDMENTS

6.1	Amendments

(a)

The Purchaser and the Company reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be agreed to in writing by each of the Company and the Purchaser and filed with the Court, and, if made following the Company Meeting, then: (i) approved by the Court, and (ii) if the Court directs, approved by the Company Shareholders and communicated to the Company Shareholders if and as required by the Court, and in either case in the manner required by the Court. The Parent shall be deemed to have agreed and consented to any amendment, modification and/or supplement to this Plan of Arrangement if agreed and consented to by the Purchaser.

(b)

Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement, if agreed to by the Company and the Purchaser, may be proposed by the Company and the Purchaser at any time prior to or at the Company Meeting, with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting will be effective only if it is agreed to in writing by each of the Company and the Purchaser and, if required by the Court, by some or all of the Company Shareholders voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made by the Company and the Purchaser without the approval of or communication to the Court or the Company Shareholders, provided that it concerns a matter which, in the reasonable opinion of the Company and the Purchaser is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the Company Shareholders.

(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the Arrangement Agreement.

ARTICLE 7

FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

SCHEDULE B

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.

The arrangement (the “Arrangement”) under Section 195 of the Business Corporations Act (Yukon) involving Turquoise Hill Resources Ltd. (the “Company”), pursuant to the arrangement agreement among the Company, Rio Tinto plc and Rio Tinto International Holdings Limited (the “Purchaser”) dated September 5, 2022, as it may be modified, supplemented or amended from time to time in accordance with its terms (the “Arrangement Agreement”), as more particularly described and set forth in the management information circular of the Company dated ●, 2022 (the “Circular”), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2.

The plan of arrangement of the Company, as it has been or may be modified, supplemented or amended in accordance with the Arrangement Agreement and its terms (the “Plan of Arrangement”), the full text of which is set out as Schedule A to the Circular, is hereby authorized, approved and adopted.

3.

The: (i) Arrangement Agreement and all the transactions contemplated therein; (ii) actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement; and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto, and causing the performance by the Company of its obligations thereunder, are hereby ratified and approved.

4.

The Company is hereby authorized to apply for a final order from the Supreme Court of Yukon (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, supplemented or amended).

5.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the holders of common shares of the Company (the “Company Shareholders”) entitled to vote thereon or that the Arrangement has been approved by the Court, the directors of the Company (other than interested directors required to abstain from voting) are hereby authorized and empowered, without further notice to or approval of the Company Shareholders: (i) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their terms; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

6.

Any officer or director of the Company is hereby authorized and directed, for and on behalf of the Company, to execute or cause to be executed and to deliver or cause to be delivered, whether under the corporate seal of the Company or otherwise, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of any such other document or instrument or the doing of any such other act or thing.